UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2024
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

9M24 - BBVA reports excellent results

Net Attributable Profit
€7,622 Mn

Outstanding **core revenues** and lending **activity growth**

NII + Fees	Lending activity
17.6%	**11.0%**
vs. 9M23	vs. Sep 2023[1]

General note: Variations at constant exchange rates.
1. Performing loans under management excluding repos.

Remarkable **profitability** metrics and **leading in efficiency** rankings[1]

Efficiency Ratio	ROTE	ROE
38.9%	**20.1%**	**19.2%**

1. European Peer Group: BARC, BNPP, CASA, CABK, DB, HSBC, ING, ISP, LBG, NDA, SAN, SG, UCG. Peers data are based on reported figures as of 6M24. BBVA data as of 9M24.

Credit risk indicators in line with our expectations

Cost of Risk	NPL ratio	NPL coverage ratio
1.42%	**3.3%**	**75%**
9M24	Sep-24	

Strong **capital position** above our target

CET1 fully loaded

12.84%
Target range
11.5 - 12.0%
9.13%[1]
SREP requirement
Sep-24

TRANSFORMATION

New customers[1]

(BBVA Group, Million; % acquisition through digital channels)

TOTAL
MILLION
DIGITAL
20%
5.4
5.3
6.5
8.6
8.3
8.5
67%
9M19
9M20
9M21
9M22
9M23
9M24

1. Gross customer acquisition through channels for retail segment.
Excludes the US business sold to PNC.

SUSTAINABILITY

Sustainable business*

(€Bn)

€276Bn
Channeled since 2018
€71Bn
Channeled in 9M24
Current target (2022)
€300Bn
Revised target (2021)
€200Bn
Initial target (2018)
€100Bn
2018
2019
2020
2021
2022
2023
2024
2025

Dow Jones Sustainability Indices

#1 FOR FOURTH YEAR IN A ROW EUROPEAN BANKS RANKING

* **Note:** For the purposes of the 2025 Target, sustainable business channeling is considered to be any mobilization of funds, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by market standards such as the Green Bond Principles, Social Loan Principles and Sustainability Linked Loan Principles of the Loan Market Association, existing regulations and the best market practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the funds channeled to sustainable business, internal criteria is used based on both internal and external information, either public, offered by customers or by third parties (mainly data providers and independent experts).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)
	30-09-24	∆ %	30-09-23	31-12-23
Balance sheet (millions of euros)
Total assets	769,341	1.5	757,736	775,558
Loans and advances to customers (gross)	397,891	2.7	387,565	388,912
Deposits from customers	437,834	8.4	403,861	413,487
Total customer funds	620,891	10.0	564,346	577,853
Total equity	56,772	6.2	53,453	55,265
Income statement (millions of euros)
Net interest income	18,861	5.7	17,843	23,089
Gross income	26,161	18.4	22,104	29,542
Operating income	15,972	24.2	12,863	17,233
Net attributable profit (loss)	7,622	27.9	5,961	8,019
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,763	(3.4)	5,965	5,838
Share price (euros)	9.71	25.9	7.71	8.23
Adjusted earning (loss) per share (euros) ⁽¹⁾	1.28	30.1	0.98	1.32
Earning (loss) per share (euros) ⁽¹⁾	1.27	32.9	0.96	1.29
Book value per share (euros) ⁽¹⁾	9.19	7.8	8.53	8.86
Tangible book value per share (euros) ⁽¹⁾	8.79	8.1	8.13	8.46
Market capitalization (millions of euros)	55,962	21.7	45,994	48,023
Significant ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	19.2		16.3	16.2
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	20.1		17.0	17.0
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.37		1.13	1.12
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	2.81		2.40	2.38
Efficiency ratio ⁽¹⁾	38.9		41.8	41.7
Cost of risk ⁽¹⁾	1.42		1.11	1.15
NPL ratio ⁽¹⁾	3.3		3.3	3.4
NPL coverage ratio ⁽¹⁾	75		79	77
Capital adequacy ratios (%)
CET1 fully loaded	12.84		12.73	12.67
CET1 phased-in ⁽²⁾	12.84		12.73	12.67
Total ratio phased-in ⁽²⁾	17.09		16.51	16.58
Other information
Number of active customers (million) ⁽³⁾	76.9	6.6	72.1	73.1
Number of shareholders ⁽⁴⁾	717,667	(6.1)	764,567	742,194
Number of employees	125,083	3.8	120,457	121,486
Number of branches	5,863	(2.6)	6,017	5,949
Number of ATMs	30,569	1.7	30,058	30,301
⁽¹⁾ For more information, see Alternative Performance Measures at the end of this report.
⁽²⁾ Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873. For the periods shown in this table, there are no differences between phased-in and fully loaded ratios due to the aforementioned temporary treatment.
⁽³⁾ Reported figures include clients from Italy, as well as an adjustment for homogenization of criteria in Peru and Venezuela with the rest of the countries.
⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

4
Highlights
Results and business activity
The BBVA Group generated a net attributable profit of €7,622m between January and September of 2024, again driven by the performance of recurring revenues of the banking business, that is, net interest income and net fees and commissions, which together and excluding the impact of currency fluctuations grew by 17.6%. These results represent an increase of 27.9% compared to the same period of the previous year, and 44.2% excluding the impact of the evolution of currencies.
The accumulated results at the end of September 2024 include the recording of the total annual amount paid for the temporary tax on credit institutions and financial credit institutions for €285m, included in the other operating income and expenses line of the income statement.
In constant terms, excluding the impact of currency variations, operating expenses increased by 16.6% at Group level, affected by an environment of still high inflation in the countries where the Group has a presence, the growth of the workforce in all of them and the higher level of investments made in recent years. Thanks to the remarkable growth in gross income (+29.4%), which was notably greater than the growth in operating expenses, the efficiency ratio stood at 38.9% as of September 30, 2024, with an improvement of 429 basis points compared to the ratio as of September 30, 2023.
The provisions for impairment on financial assets increased (+37.1% in year-on-year terms and at constant exchange rates), due to the greater focus on growth in retail products, the most profitable in recent years, as well as the timing on the cycle in some of the Group´s geographical areas.
Loans and advances to customers recorded an increase of 2.4% compared to the end of December 2023, particularly driven by the evolution of corporate loans (+4.6% at Group level), and by the positive performance of loans to individuals.
Customer funds increased by 7.4% compared to the end of the previous year, driven by the evolution of off-balance sheet funds and by the growth of costumer deposits.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2023)
Business areas
According to the accumulated results of the business areas between January and September of 2024 and excluding the effect of currencies fluctuation in those areas where it has an impact, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €2,866m, that is 37.6% higher than in the same period of the previous year, mainly supported by the favorable evolution of every component of the gross income. These solid results include the negative impact of €285m due to the recording of the annual amount paid for the temporary tax on credit institutions and financial credit institutions.
–BBVA Mexico achieved a cumulative net attributable profit of €4,193m, representing an increase of 5.6% compared to the same period of the previous year, mainly due to the strength of the recurring income from the banking business.
–Turkey generated a net attributable profit of €433m, which compares favorably with the result in the same period of the previous year.
–South America generated a cumulative net attributable profit of €471m, which represents a year-on-year increase of 108.7%, driven by the good performance of recurring income and the net trading income (hereinafter, NTI).
–Rest of Business achieved an accumulated net attributable profit of €402m, 25.4% higher than in the same period of the previous year, favored by the performance of the recurrent revenues and the NTI.
The Corporate Center recorded a net attributable loss of €-744m, which is an improvement compared with the €-1,274m recorded in the same period of the previous year, mainly due to the favorable evolution of the NTI.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

5
Lastly, and for a broader understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €2,071m. These results represent an increase of 32.1% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group's wholesale businesses in its strategy, leveraged on globally and sustainability, with the purpose of being relevant to its clients.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+27.9%
5,961
7,622
Jan.-Sep.23
Jan.-Sep.24

Solvency
The BBVA Group's CET1 fully loaded ratio stood at 12.84% as of September 30, 2024, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%1), and is also above the Group's target management range of 11.5% - 12.0% of CET1.
Dividends
The Bank announced by means of an inside information notice (información privilegiada) dated September 26, 2024, that the Board of Directors of BBVA had agreed to pay an interim dividend for the year 2024, in the amount of 0.29 gross euros per share, which was paid on October 10, 2024. This dividend represents an increase of more than 81% compared to the gross amount paid in October 2023 (0.16 euros per share).
Purchase offer to the Banco Sabadell shareholders
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024, by BBVA through the publication of an inside information notice (información privilegiada) with the Spanish Securities and Exchange Commission (hereinafter “CNMV”).
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the case of dividend distribution in accordance with what was indicated in the Prior Announcement.
In accordance with the Prior Announcement of the Offer and as a consequence of the interim dividend against the 2024 financial year results in the amount of €0.08 per share paid by the Target Company to its shareholders on October 1, 2024, BBVA proceeded to adjust the Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Offer was adjusted, as result of the dividend payment of the Target Company, to one (1) newly issued ordinary share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company.
Additionally, as a result of the interim dividend against the 2024 financial year results in the amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024, BBVA proceeded to adjust again the Offer consideration. Therefore, also in accordance with
1 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of June 30, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

6
the provisions of the Prior Announcement, the Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point zero one nine six (5.0196) ordinary shares of the Target Company.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (a condition that was satisfied on September 5, 2024, as described below).
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by holders of shares representing at least 50.01% of the share capital of the Target Company, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (a condition that was satisfied on September 2, 2024, as described below).
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company.
On September 3, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that, on September 2, 2024, it received the authorization from the PRA for BBVA's indirect acquisition of control of TSB Bank PLC as a result of the Offer.
On September 5, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company as a result of the Offer.
The Offer is subject to approval by the CNMV and to the approval of the economic concentration resulting from the Offer by the Spanish competition authorities. The detailed terms of the Offer will be set out in the prospectus, which was submitted to the CNMV together with the request for the authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

7
Sustainability
Channeling sustainable business
(1) In those cases where it is not feasible or sufficient information is not available to allow an exact distribution between the categories of climate change and inclusive growth, internal estimates are made based on the available information.
(2) Also includes Natural Capital.
(3) Primarily includes products whose funds are used for activities considered sustainable (according to both internal and market standards, existing regulations and best practices), products granted to clients considered sustainable taking into account their revenues from sustainable activities (in accordance with existing regulations and/or internal standards) or in line with company-level certifications of recognized prestige in the market, as well as sustainability linked products (according to both internal and market standards and best practices), such as those linked to environmental and/or social indicators.
(4) Bonds (green, social, sustainability or sustainability-linked) in which BBVA acts as bookrunner.
(5) Investment products art.8 or 9 under Sustainable Finance Disclosure Regulation (SFDR) or similar criteria outside the EU managed, intermediated or marketed by BBVA. "Other" includes deposits under the Sustainable Transaction Banking Framework until its replacement by the CIB Sustainable Products Framework (both Frameworks published on the bank's website), insurance policies related to energy efficiency and inclusive growth and electric vehicle autorenting, mainly.
(6) Includes the activity of the BBVA Microfinance Foundation (BBVAMF), which is not part of the consolidated Group and which has channeled around €8.7 billion in the period from 2018 to September 2024 to support vulnerable entrepreneurs with microcredits.
Regarding the objective of channeling €300 billion between 2018 and 20252 as part of the sustainability strategy, the BBVA Group has channeled an approximate total of €276 billion3 in sustainable business between 2018 and September 2024, of which approximately 77% corresponds to the area of promoting the fight against climate change and the remaining 23% to promote inclusive growth.
During the first nine months of 2024, around €71 billion was channeled, of which around €26 billion corresponds to the third quarter of 2024. This channeling represents an increase of around 44% compared to the same period of 2023.
Of the amount channeled in the first nine months of 2024, around €9 billion has gone to the retail business, representing a growth of 41% compared with the same period of the previous year. During the third quarter, around €4 billion was channeled. BBVA has continued to promote customized digital solutions aimed at the mass consumer market, offering retail customers a vision of the potential savings they can obtain by adopting energy-saving measures in their homes and transportation. The good performance of channeling related to the acquisition of hybrid or electric vehicles stands out, with a total of around €192 million financed, representing a 106% growth compared to the same period of the previous year.
Between January and September 2024, the commercial business (enterprises) mobilized around €24 billion, representing a growth of 55% compared to the same period of the previous year. Of this figure, approximately €9 billion corresponds to the third quarter of 2024, while continuing to advise corporate customers on sustainable solutions that enable potential economic savings with a focus on cross-cutting issues, such as energy efficiency, vehicle fleet renewal or water footprint reduction. It is worth highlighting the financing allocated to natural capital (agribusiness, water and circular economy) with around €599 million, which represents an increase of 59% compared to the same period of the previous year.
CIB has channeled around €37 billion between January and September 2024, representing a 38% growth compared to the same period of the previous year. During this last quarter, around €13 billion have been mobilized. In the wholesale segment, BBVA has continued to promote the financing of clean technologies and renewable energy projects, as well as confirming linked to sustainability, among other strategic lines. The financing of renewable energy projects stood out, which contributed around €690 million during the
2 For the purposes of the Goal 2025, channeling is considered to be any mobilization of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond Principles and the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association, existing regulations, and best market practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information, either from public sources, provided by customers or by a third party (mainly data providers and independent experts).
3 The amount channeled includes financing, intermediation, investment, off-balance sheet and insurance transactions. These operations have contractual maturity or redemption dates, so the above mentioned accumulated figure does not represent the amount reflected on the balance sheet.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

8
third quarter, this represents more than double the amount compared to the same period of the previous year, with the contribution from the United States being crucial, as it channels more than half in this section.
Relevant advances in the field of sustainability
•Creation of a representative office in Houston with the aim of leading the financing of the energy transition in the United States
Within the framework of the first edition of the Houston Energy & Climate Week, the BBVA Group has announced the opening of a new office in Houston with the aim of leading the financing of the energy transition in the United States. This boost to sustainability is part of the BBVA Group's growth plans in the United States.
BBVA's sustainability strategy in the United States focuses on supporting companies in the energy sector and those that promote sustainable development, including traditional renewable energy generation technologies, wind and solar, and cleantech technologies, such as energy storage systems, hydrogen and carbon capture, among others. In addition, BBVA supports other areas such as electric vehicles, energy efficiency and circular economy.
Additionally, the strategy includes accompanying companies in the transformation of their business model towards more sustainable alternatives with financing and advisory solutions. These plans will contribute to achieving BBVA's overall goal of sustainable business.
BBVA's new office in Houston joins the cleantech innovation finance teams working in New York, London and Madrid.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

9
Macroeconomic environment
Economic growth remains relatively dynamic, mainly in the United States and in the services sector, and inflation has moderated in recent months. These trends are taking place in a context in which, on the one hand, the still high interest rates have contributed to a gradual softening of demand and less dynamism in the labor markets, and, on the other hand, supply conditions have improved, due to the fall in the price of raw materials, the increase in labor supply and signs of higher productivity in the United State, among other factors.
Despite the recent resilience, according to BBVA Research, it is most likely that further moderation in demand paves the way for moderate global GDP growth and an additional slowdown in inflation over the coming months. Global growth will reach 3.1% in 2024 and 3.3% in 2025, unchanged from previous forecasts. In the United States, growth is expected to soften, but better than expected data in recent months, supports an upward revision of the GDP growth forecasts to 2.5% in 2024 and 2.1% in 2025 (30 and 20 basis points above the previous forecasts, respectively). In the Eurozone, the growth forecasts remains unchanged at 0.7% in 2024 and 1.4% in 2025. The activity is expected to remain relatively weak, but it will recover gradually thanks to a steady decline in interest rates and inflation. In China, despite the deceleration observed in the last months and a series of structural challenges, increasing monetary, fiscal and regulatory incentives are expected to help support the economic growth at levels close to 4.6% in 2024 and to 4.2% in 2025, unchanged from previous forecasts.
In this context, recent falls in inflation have reinforced monetary easing in most geographical areas. In United States, the Federal Reserve has started a cycle of interest rate cuts with a downward revision of the reference rate by 50 basis points to 5.0% in September. In the Eurozone, the European Central Bank (hereafter the ECB) has cut deposit facility rates from 4.0% at the beginning June to 3.25% in October. Most likely, according to BBVA Research, interest rates in both regions will continue to reduce gradually over the coming months, until they converge to approximately 3.0% in the United States and 2.5% in the Eurozone, higher levels than those seen in prior years to the coronavirus pandemic.
Risks to growth and inflation are now more balanced. On the one hand, the slowdown in labor markets and structural challenges in China raise fears of a sharp deceleration in activity. On the other hand, the dynamism of demand, the tone of fiscal policy and geopolitical tensions keep risks of high inflation alive.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

10
Group
Quarterly evolution of results
The results obtained by the BBVA Group in the third quarter of 2024 stood at 2,627 million euros, or 6.7% above the previous quarter excluding the impact of currency fluctuations (if this impact is included, the variation is -6.0%). This growth is based on the strength of the gross income, which increased 5.4% during the third quarter, supported by the growth of fees and commissions in practically all business areas and a lower negative impact of hyperinflation. This comfortably offset the increase in operating expenses and provisions.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2024			2023
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	5,868	6,481	6,512	5,246	6,434	5,768	5,642
Net fees and commissions	1,912	1,955	1,887	1,694	1,685	1,470	1,439
Net trading income	1,044	1,114	772	753	658	334	438
Other operating income and expenses	(107)	(324)	(952)	(255)	(820)	(383)	(561)
Gross income	8,716	9,227	8,218	7,438	7,956	7,189	6,958
Operating expenses	(3,330)	(3,477)	(3,383)	(3,068)	(3,303)	(2,922)	(3,016)
Personnel expenses	(1,810)	(1,855)	(1,778)	(1,693)	(1,756)	(1,530)	(1,551)
Other administrative expenses	(1,154)	(1,238)	(1,229)	(1,025)	(1,169)	(1,054)	(1,127)
Depreciation	(366)	(384)	(375)	(349)	(378)	(337)	(339)
Operating income	5,386	5,751	4,835	4,370	4,654	4,267	3,942
Impairment on financial assets not measured at fair value through profit or loss	(1,440)	(1,479)	(1,361)	(1,225)	(1,210)	(1,025)	(968)
Provisions or reversal of provisions	(61)	19	(57)	(163)	(81)	(115)	(14)
Other gains (losses)	(19)	31	40	(49)	2	50	(16)
Profit (loss) before tax	3,867	4,322	3,458	2,932	3,365	3,178	2,944
Income tax	(1,135)	(1,374)	(1,151)	(799)	(1,226)	(1,028)	(950)
Profit (loss) for the period	2,732	2,949	2,307	2,133	2,139	2,150	1,994
Non-controlling interests	(105)	(154)	(107)	(75)	(56)	(118)	(148)
Net attributable profit (loss)	2,627	2,794	2,200	2,058	2,083	2,032	1,846
Adjusted earning (loss) per share (euros) ⁽¹⁾	0.44	0.47	0.37	0.34	0.34	0.34	0.30
Earning (loss) per share (euros) ⁽¹⁾	0.44	0.47	0.36	0.33	0.33	0.33	0.29
⁽¹⁾ Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

11
Year-on-year evolution of results
The BBVA Group generated a net attributable profit of €7,622m between January and September of 2024, again driven by the performance of recurring revenues of the banking business, that is, net interest income and net fees and commissions, which together and excluding the impact of currency fluctuations grew by, 17.6% (+9.7% excluding this impact). These results represent an increase of 27.9% compared to the same period of the previous year and include the recording for the total annual amount paid for the temporary tax on credit institutions and financial credit institutions4 for €285m, included in the other operating income and expenses line of the income statement.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
			∆ % at constant
	Jan.-Sep.24	∆ %	exchange rates	Jan.-Sep.23
Net interest income	18,861	5.7	13.9	17,843
Net fees and commissions	5,754	25.3	31.6	4,594
Net trading income	2,930	104.9	145.6	1,430
Other operating income and expenses	(1,383)	(21.6)	(27.6)	(1,763)
Gross income	26,161	18.4	29.4	22,104
Operating expenses	(10,189)	10.3	16.6	(9,241)
Personnel expenses	(5,443)	12.5	19.2	(4,837)
Other administrative expenses	(3,621)	8.1	15.3	(3,350)
Depreciation	(1,125)	6.8	8.7	(1,054)
Operating income	15,972	24.2	39.1	12,863
Impairment on financial assets not measured at fair value through profit or loss	(4,279)	33.6	37.1	(3,203)
Provisions or reversal of provisions	(99)	(52.9)	(45.6)	(210)
Other gains (losses)	53	44.0	41.9	37
Profit (loss) before tax	11,647	22.8	41.8	9,487
Income tax	(3,659)	14.2	30.1	(3,204)
Profit (loss) for the period	7,987	27.1	47.9	6,283
Non-controlling interests	(366)	13.7	211.3	(322)
Net attributable profit (loss)	7,622	27.9	44.2	5,961
Adjusted earning (loss) per share (euros) ⁽¹⁾	1.28			0.98
Earning (loss) per share (euros) ⁽¹⁾	1.27			0.96
⁽¹⁾ Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at the end of this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of September 30, 2024 was higher than in the same period of the previous year (+13.9%), with increases in all business areas except for Turkey, as a result of the dynamism that lending activity has shown during the first nine months of the year. The good evolution in South America and Spain is noteworthy.
Positive evolution in the net fees and commissions line, which increased by 31.6% in year-on-year terms due to the favorable performance in payment systems and, to a lesser extent, asset management. The contribution from Turkey stands out above the rest of business areas.
4 In compliance with Law 38/2022, of December 27, which establishes the obligation to pay a patrimonial benefit of a public and non-taxable nature during the years 2023 and 2024 for credit institutions that operate in Spanish territory whose sum of total interest income and fee and commission income corresponding to the year 2019 is equal to or greater than €800m.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

12

At the end of September 2024, NTI grew by 145.6%, mainly explained by the favorable results from hedging foreign currency positions, especially of the Mexican peso, recorded in the Corporate Center and, to a lesser extent, to the positive performance of this line in all areas, with Spain and Mexico standing out, supported by the contribution of Global Markets.
The other operating income and expenses line accumulated, as of September 30, 2024 a result that improves compared to the same period of the previous year, despite reflecting a more negative impact from hyperinflation in Argentina and an increase in the amount paid in the form of the temporary tax on credit institutions and financial credit institutions in the current year. The above is offset by a lower impact from hyperinflation in Turkey, the lack of contributions to the European Single Resolution Fund after the completion of its construction stage5 and a favorable evolution of the results of the insurance business.
On a year-on-year basis, the increase in operating expenses increased at the Group level stood at 16.6%, a rate that is below the inflation rates observed in the countries in which the Group operates (an average of 21.1% on average in the last 12 months6).
Thanks to the remarkable growth in gross income (+29.4%, significantly higher than the growth in operating expenses), the efficiency ratio stood at 38.9% as of September 30, 2024, with an improvement of 429 basis points compared to the ratio as of September 30, 2023.
5 The Single Resolution Fund, whose funds would be allocated to the resolution of financial entities in certain circumstances, has been increasing during a transitional period of eight years (2016-2023) with the objective of reaching at least 1% of the deposits covered by the Member States that make up the Single Resolution Mechanism at the end of 2023.
6 Weighted by operating expenses and excluding Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

13
The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) at the end of September 2024 was 37.1% higher than in the same period of the previous year, due to the greater focus on growth in retail products, the most profitable in recent years, as well as the timing on the cycle in some of the Group´s geographical areas. All business areas required greater loan-loss provisions, highlighting Mexico and South America.
The provisions or reversal of provisions line (hereinafter, provisions) registered at the end of September 30, 2024 lower provisions compared to the same period of the previous year, mainly originated in Turkey.
On the other hand, the other gains (losses) line ended September 2024 with a balance of €53m, which compares favorably with the result of the previous year when collecting the positive impact of the evaluation of real state in Turkey and the reversal of impairments for investments in associates, recorded in Corporate Center.
As a result of the above, the BBVA Group generated a net attributable profit of €7,622m between January and September of 2024, which compares very positively with the result of the same period of the previous year (+44.2%). These solid results are supported by the favorable evolution of the banking business recurring income, which offsets the higher operating expenses and the increase in provisions for impairment losses on financial assets.
The cumulative net attributable profits, in millions of euros and accumulated at the end of September 2024 for the business areas that compose the Group were as follows: €2,866m in Spain, €4,193m in Mexico, €433m in Turkey, €471m in South America and €402m in Rest of Business.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

14

The Group's excellent performance has also allowed it to continue generating value, as it is reflected in the growth of the tangible book value per share and dividends, which as of the end of September 2024 was 16.5% higher than in the same period of the previous year.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

15
Lastly, the Group’s profitability indicators improved in year-on-year terms supported by the favorable performance of results.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

16
Balance sheet and business activity
The most relevant aspects related to the evolution of the Group's balance sheet and business activity as of September 30, 2024 are summarized below:
–Loans and advances to customers recorded an increase of 2.4% compared to the end of December 2023, particularly driven by the evolution of corporate loans (+4.6% at Group level), and by the positive performance of loans to individuals, especially consumer loans and credit cards, that together grew by 2.6%.
–Customer funds increased by 7.4% compared to the end of the previous year, driven by the evolution of off-balance sheet funds (+11.4%, with a good performance in Spain and Turkey), and by the growth of customers deposits (+5.9%).

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-09-24	∆ %	31-12-23	30-09-23
Cash, cash balances at central banks and other demand deposits	58,588	(22.3)	75,416	66,859
Financial assets held for trading	127,551	(9.6)	141,042	134,804
Non-trading financial assets mandatorily at fair value through profit or loss	9,560	9.4	8,737	8,490
Financial assets designated at fair value through profit or loss	869	(9.0)	955	939
Financial assets at fair value through accumulated other comprehensive income	59,961	(3.6)	62,205	63,792
Financial assets at amortized cost	475,861	5.3	451,732	446,046
Loans and advances to central banks and credit institutions	31,615	28.4	24,627	21,674
Loans and advances to customers	386,731	2.4	377,643	376,336
Debt securities	57,515	16.3	49,462	48,036
Investments in joint ventures and associates	973	(0.3)	976	926
Tangible assets	9,351	1.1	9,253	9,385
Intangible assets	2,322	(1.7)	2,363	2,310
Other assets	24,304	6.2	22,878	24,184
Total assets	769,341	(0.8)	775,558	757,736
Financial liabilities held for trading	98,313	(19.2)	121,715	118,276
Other financial liabilities designated at fair value through profit or loss	14,443	8.6	13,299	12,862
Financial liabilities at amortized cost	571,381	2.5	557,589	544,853
Deposits from central banks and credit institutions	48,547	(19.6)	60,349	60,140
Deposits from customers	437,834	5.9	413,487	403,861
Debt certificates	67,325	(2.0)	68,707	65,241
Other financial liabilities	17,676	17.5	15,046	15,612
Liabilities under insurance and reinsurance contracts	10,970	(9.4)	12,110	11,260
Other liabilities	17,461	12.1	15,580	17,032
Total liabilities	712,568	(1.1)	720,293	704,283
Non-controlling interests	3,883	8.9	3,564	3,703
Accumulated other comprehensive income	(17,647)	8.6	(16,254)	(16,213)
Shareholders’ funds	70,536	3.8	67,955	65,963
Total equity	56,772	2.7	55,265	53,453
Total liabilities and equity	769,341	(0.8)	775,558	757,736
Memorandum item:
Guarantees given	63,571	5.9	60,019	57,520
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

17

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)
	30-09-24	∆ %	31-12-23	30-09-23
Public sector	21,823	(6.2)	23,269	23,178
Individuals	169,967	1.1	168,123	167,675
Mortgages	92,707	(0.7)	93,358	93,306
Consumer	43,211	1.2	42,695	42,498
Credit cards	22,779	5.4	21,609	21,350
Other loans	11,269	7.7	10,461	10,521
Business	191,511	4.6	183,076	182,766
Non-performing loans	14,590	1.0	14,444	13,947
Loans and advances to customers (gross)	397,891	2.3	388,912	387,565
Allowances ⁽¹⁾	(11,160)	(1.0)	(11,269)	(11,229)
Loans and advances to customers	386,731	2.4	377,643	376,336
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of September 30, 2024, December 31, 2023 and September 30, 2023 the remaining amount was €114m, €142m and €153m respectively.

CUSTOMER FUNDS (MILLIONS OF EUROS)
	30-09-24	∆ %	31-12-23	30-09-23
Deposits from customers	437,834	5.9	413,487	403,861
Current accounts	314,916	(0.8)	317,543	309,847
Time deposits	102,454	11.9	91,524	90,102
Other deposits	20,464	n.s.	4,420	3,911
Other customer funds	183,057	11.4	164,367	160,485
Mutual funds and investment companies and customer portfolios ⁽¹⁾	147,613	12.0	131,849	128,985
Pension funds	30,662	8.2	28,326	27,304
Other off-balance sheet funds	4,782	14.1	4,192	4,196
Total customer funds	620,891	7.4	577,853	564,346
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Colombia and Peru (preliminary).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

18
Capital and shareholders
Capital base
The BBVA Group's CET1 fully loaded ratio stood at 12.84% as of September 30, 2024, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (9.13%7), and is also above the Group's target management range of 11.5% - 12.0% of CET1.
During the third quarter, the Group’s CET1 fully loaded has increased by 9 basis points with respect to the June level (12.75%).
The strong net income generation, net of shareholder remuneration and payment of capital instruments (CoCos), generated a positive contribution of 32 basis points to CET1 ratio, which, together with the offsetting in equity of the negative effect in results of value loss of the net monetary position in hyperinflationary economies, practically absorbed the growth of risk-weighted assets (RWA) derived from the organic growth of activity in constant terms (consumption of -48 basis points), in line with the Group's strategy of continuing to promote profitable growth.
For its part, among the remaining impacts, in addition to the one referred to from hyperinflationary economies, it is worth highlighting those associated with market variables, which generated a contribution of 6 basis points of the ratio, where it was outstanding the valuation of fixed-income portfolios was partially offset by the negative evolution in the quarter due to the performance of the main currencies (highlighting the impact of the evolution of the Mexican peso).

(1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results.

The AT1 fully loaded ratio shows a variation of -1 basis point compared to June 30, 2024.
The Tier 2 fully loaded ratio has increased 25 basis points in the quarter. It should be noted that during the quarter an issue for a nominal value of €1 billion was made.
As a consequence of the foregoing, the consolidated fully loaded total capital ratio stood at 17.09% as of September 30, 2024, above the total capital requirements (13.29%).
7 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of June 30, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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CAPITAL BASE (MILLIONS OF EUROS)
	Phased-in (1)			Fully loaded (1)
	30-09-24 ⁽²⁾	31-12-23	30-09-23	30-09-24 ⁽²⁾	31-12-23	30-09-23
Common Equity Tier 1 (CET1)	48,715	46,116	45,567	48,715	46,116	45,567
Tier 1	54,503	52,150	51,735	54,503	52,150	51,735
Tier 2	10,341	8,182	7,350	10,341	8,182	7,350
Total capital (Tier 1 + Tier 2)	64,844	60,332	59,085	64,844	60,332	59,085
Risk-weighted assets	379,519	363,915	357,972	379,519	363,915	357,972
CET1 (%)	12.84	12.67	12.73	12.84	12.67	12.73
Tier 1 (%)	14.36	14.33	14.45	14.36	14.33	14.45
Tier 2 (%)	2.72	2.25	2.06	2.72	2.25	2.06
Total capital ratio (%)	17.09	16.58	16.51	17.09	16.58	16.51
⁽¹⁾ The difference between the phased-in and fully loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). For the periods shown in this table, there are no differences between phased-in and fully loaded ratios due to the aforementioned temporary treatment.

⁽²⁾ Preliminary data.
As of September 30, 2024, the phased-in leverage ratio stood at 6.60%8 (6.60% fully loaded), decreasing 17 basis points since June 2024.

LEVERAGE RATIO (FULLY LOADED)
	30-09-24	31-12-23	30-09-23
Exposure to Leverage Ratio (fully loaded) (million euros)	825,479	797,888	784,906
Leverage ratio (fully loaded) (%)	6.60	6.54	6.59
With respect to the MREL ratios9 achieved as of September 30, 2024, these were 28.82% and 11.47%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 22.88% and 9.10%, respectively. A summarizing table is shown below:

MREL
	30-09-24	31-12-23	30-09-23
Total own funds and eligible liabilities (million euros)	62,439	56,603	56,513
Total RWA of the resolution group (million euros)	216,669	214,757	207,953
RWA ratio (%)	28.82	26.36	27.18
Total exposure for the Leverage calculation (million euros)	544,565	517,470	499,602
Leverage ratio (%)	11.47	10.94	11.31
General note: It does not include the combined capital buffer requirement (CBR).
On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its MREL 22.79%10. In addition, BBVA must reach, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)11. These requirements do not include the current combined capital requirement, which, according to current regulations and supervisory criteria, is 3.65%12. Given the structure of the resolution group's own funds and eligible liabilities, as of September 30, 2024, the Group meets the aforementioned requirements.
Likewise, with the aim of reinforcing compliance with these requirements, BBVA has made several debt issuances during the first nine months of 2024. For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.

8 Preliminary leverage ratio as of the date of publication.
9 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB. The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
10 The subordination requirement in RWA is 13.50%.
11 The subordination requirement in Leverage ratio is 5.78%.
12 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of June 30, 2024.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Shareholder remuneration
Regarding shareholder remuneration, as approved by the General Shareholders´ Meeting on March 15, 2024, in its first item on the agenda, on April 10, 2024, a cash payment of €0.39 gross per each outstanding BBVA share entitled to receive, such amount was made against the 2023 results, as an additional shareholder remuneration for the financial year 2023. Thus, the total amount of cash distributions for 2023, taking into account the € 0.16 gross per share that was distributed in October 2023, amounted to €0.55 gross per share. Likewise, the Bank announced by means of an inside information notice (información privilegiada) dated September 26, 2024, that the Board of Directors of BBVA had agreed to pay an interim dividend for the year 2024, in the amount of 0.29 gross euros per share, which was paid on October 10, 2024. This dividend is already considered in the Group 's capital adequacy ratio.
Total shareholder remuneration includes, in addition to the cash payments mentioned above, the remuneration resulting from BBVA's buyback program for the repurchase of own shares announced on January 30, 2024 for a maximum amount of €781m, and which started being executed on March 1, 2024. BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total number of 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date. On May 24, 2024, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption, charged to unrestricted reserves, of 74,654,915 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the own share buyback program scheme and which were held as treasury shares.
As of September 30, 2024, BBVA’s share capital amounted to €2,824,009,877.85 divided into 5,763,285,465 shares.

SHAREHOLDER STRUCTURE (30-09-24)
	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	309,089	43.1	56,867,503	1.0
501 to 5,000	320,468	44.7	567,914,234	9.9
5,001 to 10,000	47,431	6.6	332,457,596	5.8
10,001 to 50,000	36,720	5.1	701,749,064	12.2
50,001 to 100,000	2,552	0.4	174,313,163	3.0
100,001 to 500,000	1,159	0.2	205,721,282	3.6
More than 500,001	248	0.03	3,724,262,623	64.6
Total	717,667	100	5,763,285,465	100
Note: in the case of shares kept by investors through a custodian placed outside Spain, only the custodian will be considered as a shareholder, which is who appears registered in the accounting record of book entries, so the number of shareholders stated does not consider those indirect holders.
On July 5, 2024, BBVA held an Extraordinary General Shareholders' Meeting in Bilbao. Among the agreements adopted was approval of an increase in the share capital of BBVA,S.A. up to a maximum nominal amount of €551,906,524.05, by issuing and putting into circulation of up to 1,126,339,845 ordinary shares with a par value of €0.49 each of them, for the purpose of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. launched by BBVA.
Ratings
During the first nine months of 2024, BBVA’s rating has continued to demonstrate its strength and all agencies have maintained their rating in the A category. In March, Moody´s changed its long-term outlook on the senior preferred debt from stable to positive (maintaining its rating in A3) after a similar action on the Spanish sovereign bond rating and reflecting the expectations of the agency that the profitability levels of the bank will continue being high and that the pressures on the quality of assets will remain contained. Also, in March, DBRS communicated the result of its annual revision of BBVA confirming the rating in A (high) with a stable outlook. Additionally, S&P reviewed BBVA´s rating and outlook unchanged in June (A, stable), and for its part, Fitch maintained without changes BBVA´s rating and outlook (A-, stable) in September. The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS
Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody's	A3	P-2	Positive
Standard & Poor's	A	A-1	Stable
(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating, respectively, to BBVA’s long term deposits.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

21
Risk management
Credit risk
The evolution of the macroeconomic environment during the first nine months of the year has been uneven in the regions where the Group is present. In Spain, growth forecasts for 2024 have been revised upwards, the annual inflation has been more moderated than forecasted and the household solvency and liquidity levels continue high, whereas in Mexico, less dynamism in activity is observed in the last quarters, being the growth forecast revised downwards. The uncertainty in Turkey continues, although growth remains solid, there are signs of economic normalization, and the asset quality indicators for the system remain at limited levels. Finally, South America is moving towards macroeconomic normalization, with inflation gradually approaching the established goals and growth converging towards its potential levels.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts in accordance with IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts, which take into account the current global environment. Additionally, the Group may complement the expected losses either by considering additional risk drivers, or by incorporating sectorial particularities or those that may affect a set of operations or borrowers, following a formal internal process established for the purpose.
BBVA Group's credit risk indicators
The evolution of the Group’s main credit risk indicators is summarized below:
–Credit risk decreased by 1.8% in the third quarter of the year (+1.8% in constant terms), affected by the evolution of foreign currencies, especially in Mexico, and to a lesser extent, by the decline in Spain's balances, influenced partly by the seasonal component. Excluding these variables, the dynamics have been positive in most geographical areas.
–Non-performing loans decreased by 0.7% at the Group level between the end of June and September 2024, supported by the evolution of the exchange rate (+2.3% in constant terms), and a reduction in the balance in Spain, which has been favored by higher recoveries, mainly in the mortgage portfolio and lower inflows in NPLs, in general. On the contrary, the rest of the geographical areas increases in constant terms, except in Rest of Business, where growth was concentrated in retail portfolios.
–The NPL ratio stood at 3.3% in September 30, 2024, remaining stable in the quarter and with an improvement of -9 basis points compared to the year-end 2023. In the breakdown by business area, the positive dynamics shown in the quarter by Spain, Rest of Business and South America, contrast with the upward evolution of the indicators in Turkey and Mexico.
–The NPL coverage ratio ended the quarter at 75%, -15 basis points below the previous quarter, with decreases in Turkey, Rest of Business, South America, and increases in Spain and Mexico.
–The cumulative cost of risk as of September 30, 2024 stood at 1.42%, remaining stable compared to the previous quarter, and in line with the expectations. By business areas, Spain remains at levels of the previous quarter, South America and Rest of Business presented improvements in their indicators, Turkey continued with his evolution towards more normalized levels and Mexico has been affected by the downward revision of macroeconomic forecasts.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

22

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)
	30-09-24	30-06-24	31-03-24	31-12-23	30-09-23
Credit risk	461,408	469,687	462,457	448,840	444,984
Stage 1	407,658	414,956	405,765	392,528	394,329
Stage 2	38,423	39,298	40,975	41,006	35,791
Stage 3 (non-performing loans)	15,327	15,434	15,716	15,305	14,864
Provisions	11,457	11,560	11,943	11,762	11,751
Stage 1	2,083	2,162	2,198	2,142	2,143
Stage 2	1,824	1,911	2,130	2,170	2,198
Stage 3 (non-performing loans)	7,550	7,486	7,615	7,450	7,410
NPL ratio (%)	3.3	3.3	3.4	3.4	3.3
NPL coverage ratio (%) ⁽²⁾	75	75	76	77	79
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have stood at 74% as of September 30, 2024.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)
	3Q24 ⁽¹⁾	2Q24	1Q24	4Q23	3Q23
Beginning balance	15,434	15,716	15,305	14,864	14,691
Entries	3,036	2,927	3,184	3,038	2,898
Recoveries	(1,730)	(1,500)	(1,530)	(1,373)	(1,538)
Net variation	1,307	1,427	1,655	1,665	1,360
Write-offs	(952)	(1,211)	(1,216)	(983)	(830)
Exchange rate differences and other	(462)	(498)	(27)	(241)	(357)
Period-end balance	15,327	15,434	15,716	15,305	14,864
Memorandum item:
Non-performing loans	14,590	14,672	14,938	14,444	13,947
Non performing guarantees given	737	761	778	862	918
⁽¹⁾ Preliminary data.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

23
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA promotes the financing of the recurring growth of the banking business at suitable maturities and costs using a wide range of funding sources. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of insurance in each geographical area being close to 55% in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €132.7 billion, of which 97% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first nine months of 2024 and stood at 150% as of September 30, 2024. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 180% in BBVA, S.A., 154% in Mexico and 167% in Turkey). Without considering this restriction, the Group's LCR ratio was 184%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 130% as of September 30, 2024.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-09-24)
	BBVA, S.A.	Mexico	Turkey	South America
LCR	180%	154%	167%	All countries >100
NSFR	122%	130%	157%	All countries >100
In addition to the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, having repaid the entire TLTRO III program, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first nine months of 2024, commercial activity has been broadly neutral in terms of liquidity, with growth in both customer deposits and lending activity.
–BBVA Mexico shows a solid liquidity situation, even though the credit gap increased in the first nine months of the year as a result of the strong dynamism of credit and the seasonal nature of fund gathering, which takes place mainly on the fourth quarter. Despite that, the cost of funds has been efficiently managed.
–In Turkey, in the first nine months of 2024, the lending gap in local currency grew slightly, with loan growth outpacing deposits (however, the performance by quarter has been very different, with an increase in the gap in the first quarter and third quarters, and a reduction in the second one). Regarding the credit gap in foreign currency, an increase was recorded in the first nine months of 2024, mainly originated by an increase in loans. The liquidity buffer has been reduced, mainly due to the increase in the currency gap and the reserve requirement. On the other hand, the Central Bank of Turkey has continued updating the measures to continue with the dedollarization process of the economy and control the inflation.
–In South America, the liquidity situation remains adequate throughout the region. In BBVA Argentina, the growth of excess liquidity in Argentine pesos slowed, thanks to the increase loans in the quarter, which has equaled the growth of deposits, highlighting the strong increase in US dollar deposits. In BBVA Colombia, the credit gap decreased in the first nine months of the year with a growth in deposits much higher than loans. BBVA Peru has shown a decrease in lending gap in the first nine months of 2024 with a growth in deposits higher than loans.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

24
The main wholesale financing transactions carried out by the BBVA Group during the first nine months of 2024 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior preferred	Jan-24	1,250	EUR	3.875%	—	Jan-34
	Tier 2	Feb-24	1,250	EUR	4.875%	Nov-30 to Feb-31	Feb-36
	Senior preferred	Mar-24	1,000	USD	5.381%	—	Mar-29
	Senior non-preferred	Mar-24	1,000	USD	6.033%	—	Mar-35
	Senior preferred (green bond)	Mar-24	1,000	EUR	3.500%	—	Mar-31
	Senior preferred	Jun-24	1,000	EUR	3 month Euribor rate + 45 basis points	—	Jun-27
	Senior preferred	Jun-24	750	EUR	3.625%	—	Jun-30
	AT1 (CoCo)	Jun-24	750	EUR	6.875%	Dec-30 to Jun-31	Perpetual
	Tier 2	Aug-24	1,000	EUR	4.375%	May-31 to Aug-31	Aug-36
Additionally, BBVA, S.A. redeemed two capital issuances in the first half of 2024: in February 2024, a Tier 2 issuance of subordinated bonds issued in February 2019, for an amount of €750m and, in March 2024, an AT1 issued in 2019 on its first date of optional redemption, for an amount of €1 billion.
BBVA Mexico issued in January 2024, Tier 2 bonds for USD 900m with a maturity of 15 years and an early repayment option in 10 years with a coupon of 8.125%. Additionally, on April 10 2024, BBVA Mexico issued bank stock certificates for 15 billion Mexican pesos in two tranches. In addition, in September 2024, BBVA Mexico carried out a debt issue of USD 600m on international market for a term of five years and a fixed rate of 5.25%. Lastly, in October, BBVA Mexico issued local bonds for 15.98 billion Mexican pesos in three tranches, one of them for USD 200m. The high participation and diversification achieved reaffirms the confidence and interest of investors in BBVA Mexico.
In Turkey, Garanti BBVA issued in February 2024, Tier 2 ten-year bonds for an amount of USD 500m, with a coupon of 8.375% and an early redemption option in five years. Additionally, in June 2024, Garanti BBVA renewed the total syndicated loan based on environmental, social and governance (ESG) criteria, which consists of two separate tranches of USD 241m (SOFR+2.50%) and €179m (Euribor+2.25%), respectively.
For its part, BBVA Peru issued in March, Tier 2 bonds in the international market for USD 300m, with a 6.20% coupon, a 10.25-year maturity and an early redemption option in the fifth year.
BBVA Colombia, together with the International Finance Corporation (IFC) and the Inter-American Development Bank (IDB) announced in July 2024, the launch of a green biodiversity bond for an amount of up to USD 70m and a term of three years. By the end of September, two tranches had already been issued for USD 35m.
BBVA Argentina issued in September, in the local market, 24.5 billion Argentine pesos (equivalent to about €23m) in senior debt a variable rate of Badlar+5%. With this issuance BBVA Argentina reopens the debt market in which it has not participated since 2019.
In conclusion, the first nine months of 2024 have become one of the most active wholesale funding issuances in the history of BBVA, S.A., with €9 billion funded in nine tranches. If we also consider the issuance activity of BBVA Mexico, BBVA Turkey and BBVA Peru, this access to international markets increases by USD 2.3 billion, which shows the strength of the Group´s access to wholesale markets from its main issuance units.
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios and the net attributable profit variability to currency fluctuations.
The performance of the Group's main currencies during the first nine months of 2024 has been uneven. Due to its relevance for the Group, it should be noted the evolution of the Mexican peso, which has depreciated 14.8% against the euro after the June 2024 presidential elections. Regarding the Chilean peso, the Argentine peso and the Colombian peso registered depreciations of 2.6%, 17.8% and 9.4% respectively, with respect to the euro. As for the Turkish lira, this currency accumulated a depreciation of 14.7% which is much lower than the cost of hedging the currency.
For its part, the USD and the Peruvian sol registered a depreciation of 1.3% and 1.1% respectively, with respect to the euro.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

25

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)
	Year-end exchange rates			Average exchange rates
		∆ % on	∆ % on		∆ % on
	30-09-24	30-09-23	31-12-23	Jan.-Sep.24	Jan.-Sep.23
U.S. dollar	1.1196	(5.4)	(1.3)	1.0870	(0.3)
Mexican peso	21.9842	(15.8)	(14.8)	19.2823	—
Turkish lira ⁽¹⁾	38.2693	(24.1)	(14.7)	—	—
Peruvian sol	4.1485	(3.7)	(1.1)	4.0715	(0.9)
Argentine peso ⁽¹⁾	1,086.67	(65.9)	(17.8)	—	—
Chilean peso	1,003.44	(4.3)	(2.6)	1,018.41	(12.6)
Colombian peso	4,662.25	(7.2)	(9.4)	4,326.93	10.4
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of the capital ratios, BBVA covers, in aggregate, 70% of its subsidiaries' capital excess. The sensitivity of the Group's CET1 fully loaded ratio to 10% depreciations in major currencies is estimated at: +18 basis points for the U.S. dollar, -10 basis points for the Mexican peso and -4 basis points for the Turkish lira13. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the incomes related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are specially relevant. These assumptions are reviewed and adapted at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to have a positive sensitivity toward interest rate increases in the net interest income.
In the first nine months of 2024, the actual and expected evolution of inflation, as well as the response of central banks to it, have been the focus of attention of the market. In this sense, expectations regarding the number of rate cuts and the speed of these have been changing throughout the year, with some episodes of volatility, such as the third quarter when weaker than expected economic data in the United States caused the market to adjust its outlook. However, while the ECB began its reduction cycle in June and continued in September, the Federal Reserve did so in September with an initial cut of 50 basis points and an accommodative tone. All this has caused a fall in the yield curves of sovereign bonds in the third quarter, more pronounced in the short tranches which has led to a positive performance in most debt portfolios of the Group. For their part, peripheral rate curve spreads remain well supported. The positive trend observed in the American and European curves also spread to Mexico and South America with significant declines in profitability, especially in the short-term. Turkey, for its part, experienced a certain increase in rates in the quarter, both real and nominal. By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, the exposure of the net interest income to movements in balance sheet interest rates remains limited, having been reduced in the last quarters.
On the other hand, the ECB carried out at its September meeting an additional cut to the one carried out in June, by another 25 basis points, placing the reference interest rate at 3.65%, the marginal deposit facility rate at 3.50% and the marginal loan facility rate at 3.90%. Also, at its October meeting, the ECB made an additional cut of 25 basis points in the official interest rates, with effect from the 23 October 2024. Additionally, as announced in March, the ECB reduced in September the spread between the benchmark interest rate and the deposit facility in 15 basis points, and confirmed that it is reducing its holdings of securities acquired under the Pandemic Emergency Purchase Program (PEPP) in the second half of the year, expecting to end reinvestments at the end of 2024.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stood at 10.50% at the end of the first nine months of 2024, 75 basis points below the end-of-year level of 2023.
13 This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 basis points per quarter for Mexican peso and 2 basic points per quarter for Turkish lira.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

26
–In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remains very limited thanks to the different efforts carried out by the Bank. The CBRT has recently increased monetary policy rates, taking interest rates from 15.0% by the end of September 2023 up to 50.0% by the end of September 2024, unchanged since March 2024.
–In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark rates, in Peru it stood at 5.25% as of September 2024, 150 basis points below its 2023 closing level while in Colombia, the central bank cut on its October meeting the benchmark interest rate by 50 basis points and set it at 10.25%, accumulating a cut of 275 basis points in 2024. In Argentina, the central bank maintains the benchmark interest rate at 40%, which is a decrease of 60 basis points compared to the end of December 2023.

INTEREST RATES (PERCENTAGE)
	30-09-24	30-06-24	31-03-24	31-12-23	30-09-23
Official ECB rate (1)	3.65	4.25	4.50	4.50	4.50
Euribor 3 months (2)	3.43	3.73	3.92	3.94	3.88
Euribor 1 year (2)	2.94	3.65	3.72	3.68	4.15
USA Federal rates	5.00	5.50	5.50	5.50	5.50
TIIE (Mexico)	10.50	11.00	11.00	11.25	11.25
CBRT (Turkey)	50.00	50.00	50.00	42.50	30.00
(1) As announced on 13 March 2024,certain changes to the operational framework for implementing monetary policy will take effect from 18 September 2024.In particular, the spread between the rate on the main refinancing operations and the deposit facility rate was reduced to 15 basis points. The spread between the interest rate on the marginal lending facility and the rate on the main refinancing operations will remain unchanged at 25 basis points.

(2) Calculated as the month average.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

27
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group as of September 30, 2024, is the same as the one presented at the end of 2023.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and BBVA’s branches in Asia.
The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function for the Group; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not capture the application of the hyperinflation accounting nor the wholesale business of the Group in Venezuela.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In regards to the information on the business areas and on the supplementary pro-forma information about CIB, in the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the business areas (where they are currently charged), so, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.
Finally, it should be noted that, as usual, in the case of the different business areas, that is, Mexico, Turkey, South America and Rest of Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

28

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
Jan.-Sep.24
Net interest income	18,861	4,831	8,762	925	4,178	523	19,220	(359)
Gross income	26,161	7,103	11,641	2,838	3,865	1,048	26,494	(332)
Operating income	15,972	4,642	8,160	1,458	2,056	550	16,865	(893)
Profit (loss) before tax	11,647	4,047	5,765	1,223	943	511	12,489	(842)
Net attributable profit (loss)	7,622	2,866	4,193	433	471	402	8,366	(744)
Jan.-Sep.23 ⁽¹⁾
Net interest income	17,843	4,053	8,164	1,581	3,892	405	18,096	(253)
Gross income	22,104	5,833	10,475	2,310	3,577	852	23,046	(942)
Operating income	12,863	3,494	7,277	1,263	1,888	431	14,353	(1,490)
Profit (loss) before tax	9,487	3,015	5,450	1,087	1,009	417	10,977	(1,491)
Net attributable profit (loss)	5,961	2,083	3,971	366	488	327	7,235	(1,274)
⁽¹⁾ Revised balances.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center	Deletions
30-09-24
Loans and advances to customers	386,731	176,061	82,117	42,693	42,896	44,224	387,992	408	(1,669)
Deposits from customers	437,834	236,351	77,943	55,588	46,467	24,189	440,539	183	(2,888)
Off-balance sheet funds	183,057	105,802	55,674	14,106	6,862	613	183,057	0	—
Total assets/liabilities and equity	769,341	441,170	156,541	76,478	68,052	58,013	800,253	24,168	(55,081)
RWAs	379,519	123,356	87,381	61,394	52,612	40,969	365,711	13,808	—
31-12-23
Loans and advances to customers	377,643	173,169	88,112	37,416	41,213	39,322	379,231	230	(1,819)
Deposits from customers	413,487	217,235	92,564	50,651	42,567	13,056	416,073	181	(2,768)
Off-balance sheet funds	164,367	97,253	53,254	7,768	5,525	566	164,366	1	—
Total assets/liabilities and equity	775,558	457,573	173,489	68,329	64,779	64,274	828,445	23,074	(75,961)
RWAs	363,915	121,779	91,865	54,506	49,117	36,410	353,678	10,237	—

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

29
At September 30, 2024, the number of Group's employees stood at 125,083, an increase of 3.8% compared to the end of September 2023, as a result mainly of the hiring of technological profiles in all geographical areas.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

30
Spain
Highlights
•Lending growth in the year, with a seasonal decline in the quarter
•Good year-on-year performance of the recurring revenue and outstanding efficiency improvements
•Stability of the NPL ratio and the cost of risk
•Outstanding results, above €1 billion for the second quarter in a row

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	Jan.-Sep.23 ⁽¹⁾
Net interest income	4,831	19.2	4,053
Net fees and commissions	1,711	6.7	1,603
Net trading income	567	83.7	309
Other operating income and expenses	(6)	(95.4)	(132)
Of which: Insurance activities	288	3.7	278
Gross income	7,103	21.8	5,833
Operating expenses	(2,461)	5.2	(2,339)
Personnel expenses	(1,314)	2.7	(1,280)
Other administrative expenses	(874)	13.1	(773)
Depreciation	(272)	(4.8)	(286)
Operating income	4,642	32.8	3,494
Impairment on financial assets not measured at fair value through profit or loss	(506)	25.0	(405)
Provisions or reversal of provisions and other results	(89)	19.7	(74)
Profit (loss) before tax	4,047	34.2	3,015
Income tax	(1,179)	26.8	(930)
Profit (loss) for the period	2,868	37.6	2,085
Non-controlling interests	(2)	31.9	(2)
Net attributable profit (loss)	2,866	37.6	2,083
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	26,323	(41.1)	44,653
Financial assets designated at fair value	138,381	(5.3)	146,136
Of which: Loans and advances	56,019	(20.3)	70,265
Financial assets at amortized cost	233,374	7.9	216,334
Of which: Loans and advances to customers	176,061	1.7	173,169
Inter-area positions	35,869	(16.3)	42,869
Tangible assets	2,792	(3.2)	2,884
Other assets	4,430	(5.7)	4,697
Total assets/liabilities and equity	441,170	(3.6)	457,573
Financial liabilities held for trading and designated at fair value through profit or loss	89,322	(20.0)	111,701
Deposits from central banks and credit institutions	32,506	(25.6)	43,694
Deposits from customers	236,351	8.8	217,235
Debt certificates	47,375	(8.0)	51,472
Inter-area positions	—	—	—
Other liabilities	20,297	9.2	18,579
Regulatory capital allocated	15,319	2.9	14,892

Relevant business indicators	30-09-24	∆ %	31-12-23
Performing loans and advances to customers under management ⁽²⁾	172,818	1.8	169,712
Non-performing loans	7,964	(2.7)	8,189
Customer deposits under management ⁽²⁾	219,128	1.4	216,005
Off-balance sheet funds ⁽³⁾	105,802	8.8	97,253
Risk-weighted assets	123,356	1.3	121,779
Efficiency ratio (%)	34.6		40.5
NPL ratio (%)	3.9		4.1
NPL coverage ratio (%)	56		55
Cost of risk (%)	0.38		0.37
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

32
Macro and industry trends
Recent indicators continue showing a dynamism in economic activity, largely due to services exports, fiscal policy and the increase in the labor force caused by factors such as higher migration flows. In this context, BBVA Research's GDP growth forecasts have been revised upwards to 2.9% in 2024 and 2.4% in 2025, from 2.5% and 2.1%, respectively. On the other hand, annual inflation moderated more than expected, to 1,5% in September, and will probably remain close to 2% in the coming months, contributing to the outlook for economic growth.
As for the banking system, based on data as of the end of August 2024, credit volume to the private sector decreased by 1.1% year-on-year. At the end of August, the household loan portfolio remained stable compared to the volume achieved a year earlier, while the non-financial corporate loan portfolio fell by 1.3% year-on-year. Customer deposits increased by 9.1% year-on-year as of the end of August 2024, due to a 4.0% increase in demand deposits, and a 48.7% increase in time deposits. The NPL ratio stood at 3,44% in August 2024, 12 basis points below the data from August of the previous year. Furthermore, it should be noted that the system maintains comfortable solvency and liquidity levels.
Activity
The most relevant aspects related to the area's activity during the first nine months of 2024 were:
–Loan balances were higher than at the end of December (+1.8%), highlighting the growth in the commercial segment (+2.4%), mortgages (+1.3%) and consumer (+3.0% including credit cards).
–Total customer funds grew between January and September (+3.7%), mainly as a result of the performance of off-balance sheet funds (mutual and pension funds), which increased by 8.8%, favored by net contributions made in the period and a very positive market effect. On the other hand, customer deposits registered an increase of 1.4% during the first nine months of 2024.
The most relevant aspects related to the area's activity during the third quarter of 2024 were:
–Lending activity showed a slight decrease compared to the previous quarter (-1.1%), mainly due to the reduction in activity during the summer months. Loans to the public sector showed a large deleveraging (-16.3%), partially offset by loans to medium-sized companies and mortgages.
–Regarding credit quality, the NPL ratio remained stable compared to the end of the previous quarter, and stood at 3.9%. With respect to the NPL coverage ratio, it increased to 56% at the end of September 2024, helped by the downward trend in the non-performing loan balance, which has been favored by both a good recovery dynamic, especially in the mortgage portfolio and by lower NPL entries, generalized across all portfolios.
–Total customer funds increased 2.3% with respect to the balances at the end of June 2024, due to the demand balances of institutional customers, mainly from public administrations. For its part, off-balance sheet funds grew by 3.1% favored by net contributions and a favorable market effect in the quarter.
Results
Spain generated a net attributable profit of €2,866m in the first nine months of 2024, 37.6% higher than in the same period of the previous year, mainly supported by the favorable evolution of every component of the gross income, especially the net interest income.
The most relevant aspects of the year-on-year changes in the area's income statement at the end of September 2024 were:
–Net interest income increased by 19.2%, mainly supported by the increase in the customer spread in a context of higher benchmark interest rates compared to the same period of the previous year, as well as an effective liability management, which has kept the cost of deposits contained.
–Commissions grew by 6.7% compared to the same period of the previous year. The contribution of asset management fees, insurance and securities fees and those related to CIB operations, with significant transactions in the first quarter of the year, were noteworthy.
–Growth in the NTI contribution (+83.7%), mainly as a result of the performance of Global Markets.
–Good performance of the insurance business, which results are included in the other operating income and expenses line. This line also includes the total annual amount paid for the temporary tax on credit institutions and financial credit institutions for year 2024 of €285m, which is €70m higher than that registered in the same period of the previous year. Finally, the year-on-year comparison is mainly favored by the absence of contribution to the SRF in 2024.
–Operating expenses increased by 5.2%, mainly due to an increase in general expenses, as a result of inflation, especially higher IT expenses, and to a lesser extent, in personnel expenses. This growth is well under the increase of the gross income (+21.8%), which allowed a very significant improvement of the efficiency ratio by 545 basis points in the last twelve months to fall below 35%, specifically in 34.6%.
–Impairment on financial assets increased by 25.0%, in line with expectations, mainly due to higher requirements in the wholesale portfolio, which had a very positive behavior the previous year. As a result of the above, the cumulative cost of risk at the end of September 2024 stood at 0.38%, remained stable compared to the end of the previous quarter.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

33
In the third quarter of 2024, Spain generated a net attributable profit of €1,076m, slightly above the previous quarter (+0.9%) notably due to the favorable performance of net interest income and especially the NTI, together with lower credit provisions in line with the previous quarter.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

34
Mexico
Highlights
•The strong momentum in lending activity continues, with greater dynamism in the retail segment
•Outstanding development of gross income
•Good behavior of the efficiency ratio in the quarter and in the year
•Growth in quarterly net attributable profit

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	∆ % ⁽²⁾	Jan.-Sep.23 ⁽¹⁾
Net interest income	8,762	7.3	7.3	8,164
Net fees and commissions	1,846	13.6	13.5	1,626
Net trading income	606	57.8	57.8	384
Other operating income and expenses	427	42.0	42.0	300
Gross income	11,641	11.1	11.1	10,475
Operating expenses	(3,482)	8.9	8.9	(3,197)
Personnel expenses	(1,666)	11.7	11.7	(1,492)
Other administrative expenses	(1,450)	6.7	6.7	(1,359)
Depreciation	(365)	5.6	5.5	(346)
Operating income	8,160	12.1	12.1	7,277
Impairment on financial assets not measured at fair value through profit or loss	(2,356)	29.0	28.9	(1,827)
Provisions or reversal of provisions and other results	(39)	n.s.	n.s.	(1)
Profit (loss) before tax	5,765	5.8	5.8	5,450
Income tax	(1,571)	6.3	6.3	(1,477)
Profit (loss) for the period	4,194	5.6	5.6	3,972
Non-controlling interests	(1)	6.5	6.5	(1)
Net attributable profit (loss)	4,193	5.6	5.6	3,971
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	10,213	1.2	18.9	10,089
Financial assets designated at fair value	51,753	(14.3)	0.6	60,379
Of which: Loans and advances	689	(86.7)	(84.4)	5,180
Financial assets at amortized cost	87,745	(8.9)	6.9	96,342
Of which: Loans and advances to customers	82,117	(6.8)	9.4	88,112
Tangible assets	2,002	(16.1)	(1.5)	2,387
Other assets	4,828	12.5	32.1	4,293
Total assets/liabilities and equity	156,541	(9.8)	5.9	173,489
Financial liabilities held for trading and designated at fair value through profit or loss	29,312	2.9	20.8	28,492
Deposits from central banks and credit institutions	8,365	(4.3)	12.4	8,739
Deposits from customers	77,943	(15.8)	(1.1)	92,564
Debt certificates	9,922	2.1	19.9	9,719
Other liabilities	19,736	(13.3)	1.8	22,756
Regulatory capital allocated	11,263	0.4	17.9	11,218

Relevant business indicators	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	82,616	(6.8)	9.4	88,688
Non-performing loans	2,403	(2.8)	14.1	2,472
Customer deposits under management ⁽³⁾	77,564	(14.7)	0.2	90,926
Off-balance sheet funds ⁽⁴⁾	55,674	4.5	22.8	53,254
Risk-weighted assets	87,381	(4.9)	11.7	91,865
Efficiency ratio (%)	29.9			30.9
NPL ratio (%)	2.7			2.6
NPL coverage ratio (%)	121			123
Cost of risk (%)	3.43			2.96
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

36
Macro and industry trends
Economic activity has lost dynamism in the last quarters, contributing to a downward revision of growth forecasts. Specifically, BBVA Research expects GDP to grow by 1.2% in 2024 and 1.0% in 2025, 130 and 140 basis points below previous forecasts, respectively. Uncertainty over recently approved constitutional reforms and the impact of probable fiscal consolidation following the recent increase in the public deficit also contribute to the more moderate growth forecasts. Annual inflation reached the 4.6% in September and is expected to moderate to levels between 3.0% and 4.0% in the future. In this context, policy rates, which were cut to 10.50% in September, are expected to continue to decrease, converging to around 7.5% by the end of 2025.
With respect to the banking system, at the end of August 2024, the volume of outstanding credit to the non-financial private sector increased by 13.1% in year-on-year terms, with a greater boost from the consumer portfolio (+18.7%), followed by mortgages (+7.7%) and loans to businesses (+12.8%). Growth in total (demand and time) deposits remains slightly below credit growth (+9.8% year-on-year as of August), with higher growth in time deposits (+12.5%) than in demand deposits (+8.4%). On the other hand, the industry's non-performing loans slightly improved at around 2.24% in August 2024 and capital ratios are at comfortable levels.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity in the first nine months of 2024 were:
–Lending activity (performing loans under management) continued to show a strong growth, which stood at 9.4% between January and the end of September 2024, with a more dynamic growth in the retail portfolio, more profitable for BBVA Mexico, which grew at a rate of 10.1%, where, with local activity figures, consumer loans (+14.4%) and loans to SMEs (+16.2%) stand out. Meanwhile, the wholesale portfolio, which includes large companies and public sector, grew by 8.6% over the same period, with the performance of the corporate banking segment standing out.
–Customer funds under management increased 8.5% in the first nine months of 2024, as a result of the growth of mutual funds and other off-balance sheet funds, which increased at a rate of 22.8% in the first nine months of 2024, thanks to the commercial boost.
The most relevant aspects related to the area's activity in the third quarter of 2024 were:
–Lending activity (performing loans under management) grew by 2.9% in the third quarter of 2024, with similar dynamics to those mentioned in the first nine months of 2024: with greater dynamism in the retail portfolio, which grew at a rate of 3.4%, according to local activity data the performance in consumer loans (+4.5%, driven by the product "Nómina y Personales BBVA"), and in loans to SMEs (+6.3%) outstanding. As a result, the weight of the retail portfolio increased in the quarter to 52.7% at the end of September 2024.
–With regard to the asset quality indicators, the NPL ratio stood at 2.7% at the end of September 2024, which represents a increase of 10 basis points compared to the end of June, mainly due to the performance of the retail portfolio. On the other hand, the NPL coverage ratio increased to 121% at the end of September 2024.
–Customer deposits under management were 3.6%,higher than at the end of June 2024 due to the evolution of off-balance sheet funds (+5.7% in the quarter). For its part, customer deposits increased by 2.2% supported by the growth in time deposits (+11.7%).
Results
BBVA Mexico achieved a cumulative net attributable profit of €4,193m by the end of September 2024, representing an increase of 5.6% compared to the same period of the previous year, mainly due to the strength of the recurring income from the banking business and with all lines that contribute to the gross income showing great dynamism.
The most relevant aspects of the year-on-year changes in the income statement as of the end of September 2024 are summarized below:
–Net interest income increased by 7.3%, as a result of the growth in lending activity and portfolio repricing.
–Net fees and commissions, boosted by greater transactions, continued to increase at double digit (+13.5%), with favorable evolution in almost all commissions types, highlighting credit cards, those derived from mutual funds management and from wholesale activity.
–The contribution from NTI increased (+57.8%) mainly as a result of the performance of Global Markets.
–The other operating income and expenses line grew by 42.0%, driven by the favorable evolution of the insurance business.
–Operating expenses increased (+8.9%), mainly due to higher personnel expenses associated with the increase in the headcount over the course of 2023, and, to a lesser extent, the increase of general expenses, particularly technology expenditures.
–Loan-loss provisions increased (+28.9%), affected by the higher provisioning needs in the retail portfolio, mainly in consumer and credit cards, due to the growth of these profitable segments and the worsening of the macroeconomic
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

37
scenario compared to that initially forecast at the beginning of 2024. Consequently, the cumulative cost of risk at the end of September 2024 stood at 3.43%, which represents a growth of 9 basis points compared to the one registered at the end of June 2024.
In the quarter, and excluding the effect of exchange rate fluctuations, BBVA Mexico generated net attributable profit of €1,451m, which represents a 6.4% increase with respect to the previous quarter as a result of the favorable evolution of all the lines that make up the gross income (especially the contribution of net interest income), which comfortably offset the higher level of loan loss provisions affected by higher requirements as a result of the updated macroeconomic scenario.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

38
Turkey
Highlights
•Lower year-on-year impact from hyperinflation
•Year-on-year growth in net attributable profit
•Normalization of the cost of risk

.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	∆ % ⁽²⁾	Jan.-Sep.23 ⁽¹⁾
Net interest income	925	(41.5)	(26.2)	1,581
Net fees and commissions	1,404	122.9	181.9	630
Net trading income	836	4.8	31.3	798
Other operating income and expenses	(328)	(53.1)	(66.4)	(699)
Gross income	2,838	22.8	100.7	2,310
Operating expenses	(1,380)	31.7	64.2	(1,048)
Personnel expenses	(813)	38.1	74.5	(589)
Other administrative expenses	(419)	20.7	51.5	(347)
Depreciation	(148)	32.2	51.2	(112)
Operating income	1,458	15.4	154.0	1,263
Impairment on financial assets not measured at fair value through profit or loss	(333)	295.0	n.s.	(84)
Provisions or reversal of provisions and other results	98	n.s.	n.s.	(91)
Profit (loss) before tax	1,223	12.5	183.6	1,087
Income tax	(709)	7.8	47.7	(657)
Profit (loss) for the period	515	19.7	n.s.	430
Non-controlling interests	(81)	26.6	n.s.	(64)
Net attributable profit (loss)	433	18.5	n.s.	366
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	8,374	(13.7)	1.2	9,700
Financial assets designated at fair value	3,835	3.9	21.7	3,692
Of which: Loans and advances	3	47.5	72.9	2
Financial assets at amortized cost	60,087	16.6	36.6	51,543
Of which: Loans and advances to customers	42,693	14.1	33.7	37,416
Tangible assets	1,824	21.9	35.9	1,496
Other assets	2,358	24.2	44.5	1,899
Total assets/liabilities and equity	76,478	11.9	31.0	68,329
Financial liabilities held for trading and designated at fair value through profit or loss	1,807	(3.8)	12.7	1,878
Deposits from central banks and credit institutions	3,354	45.5	70.5	2,306
Deposits from customers	55,588	9.7	28.6	50,651
Debt certificates	3,441	25.7	47.3	2,737
Other liabilities	4,319	—	15.0	4,319
Regulatory capital allocated	7,969	23.8	44.9	6,438

Relevant business indicators	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	42,448	13.7	33.2	37,339
Non-performing loans	2,134	8.6	27.2	1,965
Customer deposits under management ⁽³⁾	53,035	7.5	26.0	49,321
Off-balance sheet funds ⁽⁴⁾	14,106	81.6	112.8	7,768
Risk-weighted assets	61,394	12.6	31.8	54,506
Efficiency ratio (%)	48.6			47.0
NPL ratio (%)	3.6			3.8
NPL coverage ratio (%)	87			97
Cost of risk (%)	1.12			0.25
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds and pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

40
Macro and industry trends
Since the general elections held in May 2023, there are increasing signs of normalization in economic policy, in general, and monetary policy in particular, which point to a gradual reversal of the current macroeconomic distortions. Thus, benchmark interest rates have increased from 8.5% at the beginning of 2023 to 50% in September 2024, and other countercyclical measures have been announced, leading to a slowdown in domestic demand, a relatively stable exchange rate and a moderation in annual inflation up to 49.4% in September. Economic growth will slowdown according to BBVA Research to 3.2% in 2024 and 2.7% in 2025 (30 and 80 basis points below previous forecasts, respectively). Despite the still high uncertainty, it is most likely that the expected moderation of growth and the more restrictive tone of economic policies will favor a further reduction in inflation, to around 43% by the end of 2024, and 25% by the end of 2025, which would eventually allow a reduction in monetary policy interest rates.
As for the Turkish banking system, the effect of inflation remains strong. Total lending in the system increased 39.2% on a year-on-year basis as of August 2024, at similar levels to the previous months. The credit stock continues to be driven by the increase of consumer finance and credit cards (+50.0% year-on-year) an by credit companies (+37.7% year-on-year). Total deposits maintain their strength from the previous months and increased at the end of August by 36.4% on a year-on-year basis. The growth of Turkish lira deposits remains strong in the same month (+47.9%), while U.S. dollar deposits grew more slowly (+20.4%), The dollarization decreased to 36.9% in August 2024 versus 41.8% a year before. The system's NPL ratio remains under control and was 1.84% in August 2024. Capital indicators remained at more than comfortable levels on the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of September 30, 2024 is used, reflecting the considerable depreciation by the Turkish lira in the last twelve months. Likewise, the Balance sheet, the Risk-Weighted Asset (RWA) and the equity are affected.
Activity14
The most relevant aspects related to the area’s activity in the first nine months of 2024 were:
–Lending activity (performing loans under management) increased by 33.2% between January and September 2024, mainly due to the performance in Turkish lira loans (+35.0%, practically in line with the inflation rate for the period) where the performance of credit cards and, to a lesser extent, consumer loans (including car loans) stands out. Foreign currency loans (in U.S. dollars) increased by 14.2%, boosted by the increase in activity with customers focused on foreign trade (with natural hedging of exchange rate risk).
–Customer deposits (72.7% of the area's total liabilities as of September 30, 2024) remained the main source of funding for the balance sheet and increased by 26.0% favored by evolution the positive performance of Turkish lira time deposits (+29.4%), which represent a 82.0% of total customer deposits in local currency. Balances deposited in foreign currency (in U.S. dollars) remain below the closing level of 2023 (-1.7%), with transfers from foreign currency time deposits to Turkish lira time deposits observed under a foreign exchange protection scheme. Thus, as of September 30, 2024, Turkish lira deposits accounted for 65.1% of total customer deposits in the area. For its part, off-balance sheet funds show an outstanding growth of 112.8%.
The most relevant aspects related to the area’s activity in the third quarter of 2024 were:
–Lending activity (performing loans under management) increased by 9.8%, mainly driven by the growth in Turkish lira loans (+8.3%, below the quarterly inflation rate) and, to a lesser extent, by the growth of foreign currency loans (+7.2%). Within loans in Turkish liras, the evolution of credit cards (+14.7%) and of consumer loans (+11.2% including car loans) are notable.
–In terms of asset quality, the NPL ratio increased 28 basis points compared to the figure as of the end of June 2024 to 3.6%, mainly as a result of higher net entries in the retail portfolios, although it remains 17 basis points below the December 2023 close. Consequently, the NPL coverage ratio recorded a decrease of 773 basis points in the quarter to 87% as of September 30, 2024.
–Customer deposits increased by 10.1%, with growth in both Turkish lira deposits (+6.0%), and in deposits in USD (+5.2%). Additionally, off-balance sheet funds grew by 26.0% in the quarter.
Results
Turkey generated a net attributable profit of €433m during the first nine months of 2024, which compares favorably with the result in the same period of the previous year.
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of September 2024 at current exchange rate is affected by the strong depreciation of the Turkish lira in the last year (-24.1%). Excluding this effect, the highlights of the results for the year at constant exchange rate are summarized below:
–Net interest income decreased year-on-year, mainly by the decline in the Turkish lira spread and greater wholesale funding costs, partially offset by the growth in lending activity and, the remuneration of certain reserves in Turkish lira from the central bank since February 2024.
14 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

41
–Net fees and commissions increased significantly, favored by the performance in payment systems fees, brokerage activity, guarantees, insurance and asset management.
–NTI showed an excellent evolution thanks to higher results from foreign exchange operations.
–The other operating income and expenses line had a balance of €-328m, which compares favorably with the previous year. This line incorporates, among others, the loss in the value of the net monetary position due to the country's inflation rate, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). The net impact of both effects was less negative than in the first period of the previous year, highlighting the third quarter of 2023 with a significant negative adjustment due to the higher quarterly inflation rate recorded at that time. It is also worth highlighting the improved performance of the results of Garanti BBVA´s subsidiaries, also included in this line.
–Operating expenses increased, mainly due to the growth in personnel expenses, linked to the growth in the workforce in 2023 and a salary review in the context of high inflation. On the other hand, general expenses also increased, mainly due to the higher technology and advertising expenditures.
–Regarding the impairment on financial assets, it increased due to higher requirements in retail portfolios. Thus, the cumulative cost of risk as of September 30, 2024 increased to 1.12%, a more standard level after an abnormally low level in 2023.
–The provisions and other results line closed September 2024 with a release of €98m, linked to remarkable recoveries in wholesale clients, as well as the revaluations on real estate assets.
In the third quarter of 2024, the net attributable profit of Turkey stood at €82m, which compares with €207 million in the previous quarter mainly as a result of higher provisions for impairment of financial assets, associated with higher requirements for retail portfolios in a high interest rate scenario.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

42
South America
Highlights
•Good performance of the lending activity and the acquisition of customer funds
•Favorable evolution of the net interest income and NTI
•Year-on-year improvement of the efficiency ratio of the area at constant exchange rates
•Lower adjustment for hyperinflation in Argentina in the quarter

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	∆ % ⁽²⁾	Jan.-Sep.23 ⁽¹⁾
Net interest income	4,178	7.4	41.9	3,892
Net fees and commissions	610	4.5	22.7	584
Net trading income	548	42.1	74.2	386
Other operating income and expenses	(1,471)	14.5	27.2	(1,285)
Gross income	3,865	8.0	48.6	3,577
Operating expenses	(1,809)	7.1	29.0	(1,689)
Personnel expenses	(826)	6.1	30.6	(779)
Other administrative expenses	(824)	6.4	29.1	(774)
Depreciation	(159)	16.7	20.7	(136)
Operating income	2,056	8.9	71.6	1,888
Impairment on financial assets not measured at fair value through profit or loss	(1,049)	21.5	32.2	(864)
Provisions or reversal of provisions and other results	(63)	n.s.	n.s.	(15)
Profit (loss) before tax	943	(6.5)	136.9	1,009
Income tax	(189)	(27.6)	288.3	(261)
Profit (loss) for the period	754	0.9	115.8	747
Non-controlling interests	(283)	8.8	128.8	(260)
Net attributable profit (loss)	471	(3.4)	108.7	488
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	7,722	17.3	26.9	6,585
Financial assets designated at fair value	10,908	3.8	11.7	10,508
Of which: Loans and advances	283	(52.2)	(47.2)	592
Financial assets at amortized cost	45,296	1.8	8.6	44,508
Of which: Loans and advances to customers	42,896	4.1	10.6	41,213
Tangible assets	1,192	26.9	30.1	939
Other assets	2,933	31.0	38.7	2,239
Total assets/liabilities and equity	68,052	5.1	12.3	64,779
Financial liabilities held for trading and designated at fair value through profit or loss	1,845	(43.9)	(38.7)	3,289
Deposits from central banks and credit institutions	4,505	(12.4)	(9.3)	5,140
Deposits from customers	46,467	9.2	16.9	42,567
Debt certificates	3,088	3.4	10.4	2,986
Other liabilities	5,647	25.4	34.0	4,502
Regulatory capital allocated	6,499	3.3	10.8	6,294

Relevant business indicators	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	42,496	3.6	10.1	41,013
Non-performing loans	2,449	6.4	11.7	2,302
Customer deposits under management ⁽⁴⁾	46,467	9.2	16.9	42,567
Off-balance sheet funds ⁽⁵⁾	6,862	24.2	36.8	5,525
Risk-weighted assets	52,612	7.1	14.1	49,117
Efficiency ratio (%)	46.8			45.0
NPL ratio (%)	5.0			4.8
NPL coverage ratio (%)	80			88
Cost of risk (%)	2.87			2.51
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Excluding repos and including specific marketable debt securities.
⁽⁵⁾ Includes mutual funds, customer portfolios in Colombia and Peru.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

44

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	Jan.-Sep.24	∆ %	∆ % ⁽¹⁾	Jan.-Sep.23 ⁽²⁾	Jan.-Sep.24	∆ %	∆ % ⁽¹⁾	Jan.-Sep.23 ⁽²⁾
Argentina	470	(2.7)	n.s.	484	138	2.4	n.s.	135
Colombia	496	40.5	27.3	353	91	(18.9)	(26.6)	112
Peru	912	12.3	13.4	812	173	14.2	15.3	151
Other countries ⁽³⁾	177	(25.8)	(22.2)	239	69	(22.3)	(19.8)	89
Total	2,056	8.9	71.6	1,888	471	(3.4)	108.7	488
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Chile (Forum), Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	30-09-24	31-12-23	30-09-24	31-12-23	30-09-24	31-12-23
Performing loans and advances to customers under management ⁽¹⁾ ⁽²⁾	4,905	1,856	15,383	15,356	17,608	16,995
Non-performing loans ⁽¹⁾	79	32	972	808	1,222	1,190
Customer deposits under management ⁽¹⁾ ⁽³⁾	7,825	3,336	16,714	16,192	18,102	16,758
Off-balance sheet funds ⁽¹⁾ ⁽⁴⁾	2,273	1,186	2,435	2,270	2,151	1,556
Risk-weighted assets	8,742	4,997	18,411	19,467	19,527	18,825
Efficiency ratio (%)	58.8	54.1	45.2	47.5	35.7	36.7
NPL ratio (%)	1.5	1.6	5.7	4.8	5.6	5.5
NPL coverage ratio (%)	122	136	80	89	75	84
Cost of risk (%)	3.88	2.18	2.85	2.13	2.92	3.04
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru).
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first nine months of the year 2024 were:
–Lending activity (performing loans under management) increased by 10.1%, with the increase focused on the wholesale portfolio, which grew more than the retail portfolio (+12.5% versus +7.5%), mainly favored by the evolution of commercial loans which increased by 13.9%. In the retail portfolio, the growth of credit cards (+25.4%) stood out, in line with Group BBVA's strategy which is focused in growing in the most profitable segments.
–Customer funds under management increased (+19.1%) compared to the closing balances at the end of 2023, with an increase both in customer deposits (+16.9%) and off-balance sheet funds (+36.8%).
The most relevant aspects related to the area's activity during the third quarter of the year 2024 have been:
–Lending activity increased by 3.4%,favored by the dynamism of commercial loans (+5.0%), consumer loans (+2.9%) and credit cards (+6.8%).
–With regard to asset quality, the NPL ratio at regional level stood at 5.0%, remaining practically stable with respect to the previous quarter (-2 basis points), where a better evolution is mainly observed in Peru, which has mitigated the increase in the indicator in Colombia, affected by higher entries in retail portfolios and a singular customer in wholesale. The area's NPL coverage ratio stood at 80%.
–Customer funds under management increased by 7.1%, supported by higher balances of time deposits (+6.9%), the increase of demand deposits (+5.8%) and the evolution of off-balance sheet funds (+13.6%).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

45
South America generated a cumulative net attributable profit of €471m at the end of the first nine months of 2024, which represents a year-on-year increase of 108.7%, driven by the good performance of recurring income (+39.1%) and the net trading income, which offset the increase in expenses and the more negative impact of "Other operating income and expenses". This line mainly includes the impact of the adjustment for hyperinflation in Argentina, whose net monetary loss stood at €1,178m in the period from January-September 2024, which is higher than the €953m registered in the period from January-September 2023.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The significant fiscal consolidation and relative exchange rate stability has contributed to a process of moderation of inflation throughout 2024. Furthermore, after a sharp contraction in the first half of the year, there are incipient signs of a recovery in economic activity, mostly in line with BBVA Research's expectations, which continue to forecast a 4.0% decline in GDP in 2024, followed by an expansion of 6.0% in 2025. As for inflation, expectations for further reduction have improved. On the other hand, there are doubts about the evolution of the exchange rate, which has recently remained more appreciated than expected.
The banking system continues to grow at a stable pace but is affected by high inflation. At the end of September 2024, total credit had grown by 248% compared to the same month in 2023, favored by both consumer and corporate portfolios above all, which reached year-on-year growth rates of 239% and 268% year-on-year, respectively. On the other hand, deposits continued the trend of the previous months and had grown by 121% year-on-year at the end of September. Finally, the NPL ratio improved significantly to 1.68% as of April 2024 (138 basis points below the level of July 2023).
Activity and results
–Between January and September 2024, performing loans under management increased by 164.3%, (+38.5% in the third quarter), although still well below the year-on-year inflation rate, showing positive evolution in the corporate segment (+179.5%, mainly corporates) and all the households products (+149.5%), highlighting the growth in credit cards (+113.3%). In the third quarter, the NPL ratio stood at 1.5%, slightly lower with respect to the previous quarter (-2 basis points), favored by the increase in lending activity. On the other hand, the NPL coverage ratio stood at 122%, far below the end of June 2024, as a result of the increase in the doubtful balance (mainly in credit cards and consumer).
–On balance sheet funds grew by 134.6% between January and September 2024 (+42.4% in the third quarter), with growth in both demand deposits (+114.4%, boosted in the third quarter by U.S. dollar balances) and time deposits (+192.0%). Mutual funds (off-balance resources) also had a good performance (+91.6% in the same period).
–The cumulative net attributable profit at the end of September 2024 stood at €138m. Net interest income continued to be driven by both higher activity and better customer spreads, while the NTI registered a positive evolution. On the other hand, there was a more negative adjustment for hyperinflation (mainly reflected in the other operating income and expenses line) and higher expenses, both in personnel due to salary revisions in a context of high inflation, and general expenses.
Colombia
Macro and industry trends
Recent data supports the view of a progressive recovery in economic growth as inflation and interest rate reductions consolidate. BBVA Research expects GDP to grow by 2.0% in 2024 (20 basis points above the previous forecast) and 2.8% in 2025 (unchanged compared to the previous forecast). Annual inflation, which was 5.8% in September, is expected to continue to ease in the coming months, but will remain above the 3% inflation target. Official interest rates, which fell to 10.25% in October, from 13.25% a year ago, will likely continue to decrease to around 6.0% by the end of 2025.
Total credit growth for the banking system stood at 1.7% year-on-year in July 2024. As in previous months, the system's credit continues to be driven by the growth in corporate lending and mortgages at 3.8% and 8.1% respectively. Noteworthy is the slowdown in consumer credit, which changed from a year-on-year growth rate of 20% during 2022, to year-on-year decreases since October 2023. In July 2024, this trend continues, showing a decline of 4.9% compared to the same month in 2023. On the other hand, total deposits showed a year-on-year growth rate of 8.3% year-on-year at the end of July 2024, with a much more balanced development in portfolios than in previous quarters. Thus, demand and time deposits grew by 9.1% and 7.3% year-on-year respectively. The NPL ratio of the system has improved slightly in recent months to 5.1% at the end of July 2024. However, this ratio is 22 basis points higher than in the same month of 2023.

Activity and results
–Lending activity remained stable (+0.2%) compared to the end of 2023, mainly due to the favorable evolution of corporate loans (+1.2%, in the third quarter, +8.9% from December 2023), which offset the deleveraging in the rest of products. In terms of asset quality, in the third quarter, the NPL ratio stood at 5.7%, which is a deterioration compared to the previous quarter of 47 basis points mainly due to, the NPL entries in the retail portfolio (consumer loans and credit cards). For its part, the NPL coverage ratio reduced in the quarter to 80%, due to the new NPL inflows as mentioned previously.
–Customer deposits increased by 3.2% compared to the end of 2023, thanks to the growth in time deposits (+6.7%, +3.2% in the third quarter).
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

46
–The cumulative net attributable profit at the end of September 2024 stood at €91m, that is 26.6% below the result of the same period of the previous year. The significant growth of the net interest income (+20.6%) stood out, favored by the increase in the customer spread accompanied by a greater volume of deposits and a good performance of the securities portfolio, compensated by the provisions for impairment on financial assets, due to higher portfolio requirements. The profit of the quarter stood at €36m, in line with the previous quarter (-1.0%), noteworthy was the positive performance of NTI thanks to the results of the Global Markets.
Peru
Macro and industry trends
BBVA Research expects GDP to grow by 2.9% in 2024, without changes compared to the previous forecast, helped by more favorable weather conditions and the impact on consumption of the most recent extraordinary pension fund withdrawal program. Furthermore, the improvement of financial conditions derived from a controlled inflation (1.8% in September, and probably between the range of 1-3% inflation target in the coming months) and the reduction in interest rates (from 5.25% at the end of September 2024 to around 4.50% in the beginning of 2025, according to BBVA Research estimations), reinforce growth prospects. The growth forecast for 2025 remains unchanged at 2.7%.
Total credit in the Peruvian banking system decreased slightly year-on-year in August 2024 (-0.6%). The performance by portfolios was mixed, with declines in the consumer finance portfolios (-4.8%) and corporate lending (-0.8%), and growth in the mortgage portfolio (+5.5% year-on-year) in line with previous months. On the other hand, total deposits in the system increased up to 9.1% year-on-year in August 2024, due to the strength of demand deposits (+12.5% year-on-year), which offset the weakness of time deposits (+3.3% year-on-year in August 2024). Lastly, the NPL ratio across the banking system rose slightly to 4.22%.
Activity and results
–Lending activity increased compared to the end of December 2023 (+3.6%), mainly due to the positive evolution of corporate loans (+3.0%, favored by CIB operations), and consumer loans (+6.3%) and mortgages (+7.8%). In terms of credit quality indicators, the NPL ratio reduced compared to June 2024 (-22 basis points) standing at 5.6%, as a result of more contained entries to doubtful assets, higher recoveries and maintaining the dynamics of portfolio sales and write-offs. As a result, the NPL coverage ratio stood at 75%, which represents a decrease of 239 basis points compared to the end of June.
–Customers funds under management increased during the first nine months of 2024 (+10.6%), boosted by both the good performance of customer deposits (+8.0%) and off-balance sheet funds (+38.3%).
–BBVA Peru's net attributable profit stood at €173m at the end of September 2024, which is an increase of 15.3% compared to the same period of 2023. Good performance of the net interest income, favored by the higher volume of lending and a growing customer spread, fee income and NTI, which together offset comfortably the increase in operating expenses, leading to double-digit net margin growth (+13.4%). In terms of provisions for impairment of financial assets, the figure for the quarter is far below the previous quarter (-47.5%) with lower requirements in the retail portfolio, although in cumulative terms, they are above those recorded in the first nine months of 2023. As such, the profit of the quarter stood at €63m, which is a decrease of -5.4% compared to the previous quarter, with lower recurring revenues and NTI.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Rest of Business
Highlights
•Good performance of lending activity and significant growth in customers funds
•Favorable evolution in recurring revenues and NTI in the quarter
•Positive dynamics in risk metrics
•Significant improvement of the efficiency ratio and the quarterly result

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

48

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	∆ % ⁽²⁾	Jan.-Sep.23 ⁽¹⁾
Net interest income	523	29.1	30.9	405
Net fees and commissions	219	14.1	15.6	192
Net trading income	304	21.3	23.7	251
Other operating income and expenses	1	(64.7)	(59.0)	4
Gross income	1,048	23.0	24.9	852
Operating expenses	(498)	18.4	19.7	(421)
Personnel expenses	(262)	24.1	25.6	(211)
Other administrative expenses	(214)	12.2	13.3	(191)
Depreciation	(22)	16.8	17.3	(19)
Operating income	550	27.5	30.1	431
Impairment on financial assets not measured at fair value through profit or loss	(36)	48.2	50.1	(25)
Provisions or reversal of provisions and other results	(3)	n.s.	n.s.	10
Profit (loss) before tax	511	22.5	25.0	417
Income tax	(109)	20.9	23.4	(90)
Profit (loss) for the period	402	22.9	25.4	327
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	402	22.9	25.4	327
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	6,274	32.1	33.8	4,748
Financial assets designated at fair value	1,796	(88.4)	(88.2)	15,475
Of which: Loans and advances	1,163	(92.1)	(92.0)	14,783
Financial assets at amortized cost	49,236	13.5	14.1	43,363
Of which: Loans and advances to customers	44,224	12.5	13.0	39,322
Inter-area positions	—	—	—	—
Tangible assets	161	6.5	7.3	151
Other assets	546	1.6	2.6	537
Total assets/liabilities and equity	58,013	(9.7)	(9.1)	64,274
Financial liabilities held for trading and designated at fair value through profit or loss	924	(93.8)	(93.7)	14,831
Deposits from central banks and credit institutions	2,319	(24.8)	(24.3)	3,085
Deposits from customers	24,189	85.3	85.9	13,056
Debt certificates	1,663	17.7	18.2	1,413
Inter-area positions	22,500	(15.0)	(14.5)	26,466
Other liabilities	1,554	26.1	27.3	1,232
Regulatory capital allocated	4,864	16.0	16.6	4,191

Relevant business indicators	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	44,110	12.5	13.0	39,202
Non-performing loans	373	1.4	1.4	368
Customer deposits under management ⁽³⁾	24,189	85.3	85.9	13,056
Off-balance sheet funds ⁽⁴⁾	613	8.3	8.3	566
Risk-weighted assets	40,969	12.5	13.1	36,410
Efficiency ratio (%)	47.5			53.1
NPL ratio (%)	0.6			0.7
NPL coverage ratio (%)	70			69
Cost of risk (%)	0.12			0.08
⁽²⁾ At constant exchange rate.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes pension funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity between January and September 2024 were:
–Lending activity (performing loans under management) grew 13.0%, thanks to the favorable evolution of project finance as well as corporate lending, both in the New York branch and in Europe. Also noteworthy is the transactional business, which offers integral and personalized financial solutions for clients and collaborates with them to optimize their finances, in both geographical areas through increased participation in factoring programs.
–Customer funds under management grew by 82.7%, favored by the evolution of deposits, mainly in Europe, and to a lesser extent, in the New York branch.
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the second quarter of 2024 were:
–Lending activity (performing loans under management) grew at a rate of 7.3%, mainly due to the evolution of corporate loans (+6.1%). In respect of the geographical areas that compose this area, Europe and the New York branch stood out.
–On the other hand, compared to the end of 2023, the NPL ratio slightly reduced to 0.6%, thanks to the growth in activity and the reduction of the doubtful balance, without relevant movements in the quarter. The coverage ratio declined to 70% due to the review of coverage for individual costumers
–Customer funds under management increased by 14.1% mainly due to deposits in the European branches.
Results
Rest of Business achieved an accumulated net attributable profit of €402m during the first nine months of 2024, 25.4% higher than in the same period of the previous year, favored by the performance of the recurrent revenues and the NTI, which offset the increase in operating expenses and loan-loss provisions.
In the year-on-year evolution of the main lines of the area's income statement at the end of September 2024, the following was particularly noteworthy:
–Net interest income increased by 30.9% as a result of increased volume in activity and price management. This growth was observed both in the New York branch and in Europe, mainly in Investment Banking & Finance (IB&F).
–Net fees and commissions increased by 15.6%, mainly as a result of IB&F's one-off operations and transaction banking fees.
–The NTI grew by 23.7% supported by the strong performance of Global Markets in Europe, especially in credit and in the Group's equity trading business in the United States.
–Increase in operating expenses of 19.7%, with growth in the United States (mainly in the New York branch) and in Europe due to the increase in headcount and the execution of strategic plans.
–The impairment on financial assets line at the end of September 2024 recorded a balance of €-36m, mainly originating from provisions made in Europe.
In the third quarter of 2024, and excluding the effect of the exchange rates fluctuations, the Group's Rest of Businesses as a whole generated a net attributable profit of €171m, that is 52.5% with respect to the previous quarter due to the good performance of recurring revenues (in the New York branch, thanks to the increase in lending activity and commercial activity in Global Markets) together with the release of provisions for impairment of financial assets, mainly in the New York branch.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

50
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	Jan.-Sep.23 ⁽¹⁾
Net interest income	(359)	41.8	(253)
Net fees and commissions	(36)	(9.8)	(40)
Net trading income	68	n.s.	(697)
Other operating income and expenses	(6)	n.s.	48
Gross income	(332)	(64.7)	(942)
Operating expenses	(561)	2.4	(547)
Personnel expenses	(561)	15.2	(487)
Other administrative expenses	160	69.4	94
Depreciation	(160)	2.9	(155)
Operating income	(893)	(40.1)	(1,490)
Impairment on financial assets not measured at fair value through profit or loss	1	28.3	1
Provisions or reversal of provisions and other results	50	n.s.	(2)
Profit (loss) before tax	(842)	(43.5)	(1,491)
Income tax	97	(54.4)	212
Profit (loss) for the period	(746)	(41.7)	(1,278)
Non-controlling interests	1	(72.5)	5
Net attributable profit (loss)	(744)	(41.6)	(1,274)
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	31-12-23
Cash, cash balances at central banks and other demand deposits	637	(6.9)	684
Financial assets designated at fair value	3,212	27.8	2,512
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	3,974	9.7	3,622
Of which: Loans and advances to customers	408	77.2	230
Inter-area positions	—	—	—
Tangible assets	1,915	10.9	1,727
Other assets	14,430	(0.7)	14,530
Total assets/liabilities and equity	24,168	4.7	23,074
Financial liabilities held for trading and designated at fair value through profit or loss	69	(45.1)	125
Deposits from central banks and credit institutions	758	(1.0)	765
Deposits from customers	183	1.0	181
Debt certificates	1,836	n.s.	380
Inter-area positions	5,214	(10.2)	5,809
Other liabilities	5,251	46.6	3,581
Regulatory capital allocated	(45,914)	6.7	(43,033)
Total equity	56,772	2.7	55,265
Results
The Corporate Center recorded a net attributable loss of €-744m between January and September of 2024, which is an improvement compared with the €-1,274m recorded in the same period of the previous year, mainly due to the favorable evolution of the NTI. The above is the result of the positive contribution from the second quarter of 2024 from the hedges of foreign currency positions, which contrasts with the negative contribution in the first nine months of 2023, originating in both periods in the Mexican peso.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Additional pro forma information: Corporate & Investment Banking
Highlights
•Solid credit growth driven by Investment Banking & Finance and Global Transaction Banking
•Favorable evolution of recurring income and NTI continues
•Gross margin strength in all geographical areas
•Increase of net attributable profit in the quarter

The pro forma information of CIB does not include the application of hyperinflation accounting nor the wholesale business of the Group in Venezuela.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

52

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.24	∆ %	∆ % ⁽²⁾	Jan.-Sep.23 ⁽¹⁾
Net interest income	1,841	19.1	33.2	1,545
Net fees and commissions	883	11.1	17.8	795
Net trading income	1,616	12.4	29.2	1,438
Other operating income and expenses	(44)	(23.7)	(13.5)	(58)
Gross income	4,295	15.5	29.0	3,720
Operating expenses	(1,089)	17.0	22.1	(931)
Personnel expenses	(525)	19.8	23.3	(438)
Other administrative expenses	(481)	16.2	24.2	(414)
Depreciation	(84)	5.5	5.8	(79)
Operating income	3,206	15.0	31.4	2,789
Impairment on financial assets not measured at fair value through profit or loss	44	n.s.	n.s.	(36)
Provisions or reversal of provisions and other results	(2)	n.s.	n.s.	15
Profit (loss) before tax	3,248	17.4	33.5	2,768
Income tax	(952)	18.5	36.3	(803)
Profit (loss) for the period	2,296	16.9	32.4	1,964
Non-controlling interests	(225)	4.3	34.8	(215)
Net attributable profit (loss)	2,071	18.4	32.1	1,749
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of September 30, 2024 is used.
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.

Balance sheets	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Cash, cash balances at central banks and other demand deposits	6,924	41.2	43.6	4,905
Financial assets designated at fair value	138,035	(13.4)	(11.8)	159,372
Of which: Loans and advances	57,054	(32.2)	(32.0)	84,126
Financial assets at amortized cost	102,784	5.6	10.8	97,302
Of which: Loans and advances to customers	82,942	5.9	11.0	78,354
Inter-area positions	—	—	—	—
Tangible assets	146	4.0	7.6	141
Other assets	16,184	52.0	68.8	10,646
Total assets/liabilities and equity	264,074	(3.0)	0.1	272,366
Financial liabilities held for trading and designated at fair value through profit or loss	94,202	(27.6)	(27.2)	130,081
Deposits from central banks and credit institutions	42,903	50.5	53.1	28,502
Deposits from customers	62,483	4.1	11.4	60,031
Debt certificates	5,827	(4.1)	(2.7)	6,076
Inter-area positions	41,286	40.8	54.2	29,315
Other liabilities	5,298	(27.5)	(25.9)	7,310
Regulatory capital allocated	12,074	9.3	15.7	11,050

Relevant business indicators	30-09-24	∆ %	∆ % ⁽²⁾	31-12-23
Performing loans and advances to customers under management ⁽³⁾	82,749	6.8	11.9	77,510
Non-performing loans	867	(4.1)	7.9	905
Customer deposits under management ⁽³⁾	56,718	4.1	10.8	54,483
Off-balance sheet funds ⁽⁴⁾	3,854	(8.0)	7.2	4,189
Efficiency ratio (%)	25.4			26.5
⁽²⁾ At constant exchange rates.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

53
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of September 30, 2024 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity in the first nine months of 2024 were:
–Solid growth in loan balances, compared to the end of 2023 (+11.9%) highlighting the favorable evolution of Investment Banking & Finance, with relevant Project Finance and Corporate Lending operations. By geographical area, the contribution from Europe, the New York branch and Mexico stood out.
–Customer funds increased (+10.6%) in the first nine months of the year, due to the increase in volumes in an environment of competitive prices, driven by the contribution of the branches in Europe and New York.
The most relevant aspects related to the area's activity in the third quarter of 2024 were:
–A further rebound in lending activity, which was 4.7% higher than at the end of June 2024, with growth in Europe and, to a lesser extent, in the New York branch.
–Growth of Customer funds during the third quarter of the year (+10.0%) mainly due to the evolution in Mexico, followed by Europe.
Results
CIB generated a net attributable profit of €2,071m the first nine months of 2024. These results represent an increase of 32.1% on a year-on-year basis and reflect the contribution of the diversification of products and geographical areas, as well as the progress of the Group's wholesale businesses in its strategy, leveraged on globally and sustainability, with the purpose of being relevant to its clients15.
All business divisions have achieved good results, particularly highlighting the performance of Global Transaction Banking (GTB), particularly in Mexico, Turkey and South America, the contribution of Global Markets supported the reactivation of commercial activity and of Investment Banking & Finance (IB&F), with an excellent evolution of the interest margin in all geographies supported by volumes and price.
The most relevant aspects of the year-on-year evolution in the income statement of this aggregate as of end of September 2024 are summarized below:
–Net interest income for the quarter was 33.2% higher than in the same period of the previous year, partly due to the good performance of the business, which benefited from higher volumes and, in certain geographical areas, from price management.
–Net fees and commissions increased 17.8%, with positive evolution in all businesses. The primary market debt issuance activity, the liquidity management in South America and relevant operations in Project Finance and Corporate Lending are outstanding.
–Excellent NTI evolution (+29.2%), mainly due to the performance of the Global Markets unit. Commercial activity showed significant growth in all areas, except in Turkey, with a special mention to the performance in Spain, México and Europe. Fixed-income trading was particularly strong during the year, while currency trading slowed down compared to the previous year.
–Operating expenses increased by 22.1% due to new personnel hires carried out during 2023. On the other hand, general expenses continue to be affected by inflation and by higher technology expenses linked to the execution of strategic projects for the area; however, the efficiency ratio stood at 25.4% at the end of September 2024, which represents an improvement of 141 basis points compared to the figure registered at the end of September of 2023.
–Provisions for impairment on financial assets line recorded a net release of €44m, which compares favorably with provisions in the first nine months of 2023, due to the releases made in Turkey.
In the third quarter of 2024 and excluding the effect of the variation in exchange rates, the Group's wholesale businesses generated a net attributable profit of €734m (+5.1% compared to the previous quarter). This performance was mainly due to the favorable performance of net interest income, thanks to the increase in volumes and optimal management of transaction prices in certain geographical areas, together with the evolution of NTI, favored by the performance of the Global Markets unit. In addition, the quarter recorded releases due to lower loan portfolio requirements in South America, Europe and the United States.
15 CIB results do not include the application of hyperinflation accounting.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Alternative Performance Measures (APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Other considerations
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency16 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2023 and at the end of the first nine months of 2024, there were no corporate operations, non-recurring impacts or other types of adjustments for management purposes that determine an net attributable profit or a profit for the period different to those disclosed in the condensed interim Consolidated Financial Statements. For this reason, as there are no differences between the condensed Interim Consolidated Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them, that is, adjusted ROE, adjusted ROTE, adjusted ROA and adjusted RORWA.
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds (above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.
16 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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ROE
			Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	10,181	8,019	7,970
Denominator (Millions of euros)	+	Average shareholders' funds	69,026	65,907	65,527
	+	Average accumulated other comprehensive income	(16,095)	(16,437)	(16,491)
	=	ROE	19.2%	16.2%	16.3%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE
			Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (Millions of euros)	=	Annualized net attributable profit (loss)	10,181	8,019	7,970
Denominator (Millions of euros)	+	Average shareholders' funds	69,026	65,907	65,527
	+	Average accumulated other comprehensive income	(16,095)	(16,437)	(16,491)
	-	Average intangible assets	2,371	2,254	2,233
	=	ROTE	20.1%	17.0%	17.0%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA
		Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (Millions of euros)	Annualized profit (loss) for the period	10,669	8,416	8,400
Denominator (Millions of euros)	Average total assets	777,495	748,459	743,031
=	ROA	1.37%	1.12%	1.13%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA
		Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (Millions of euros)	Annualized profit (loss) for the period	10,669	8,416	8,400
Denominator (Millions of euros)	Average RWA	379,741	353,139	349,593
=	RORWA	2.81%	2.38%	2.40%
Earning (loss) per share
The earning (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share
			Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
(Millions of euros)	+	Net attributable profit (loss)	7,622	8,019	5,961
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	287	345	243
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	7,335	7,675	5,718
Denominator (millions)	+	Average number of shares outstanding	5,802	5,988	6,001
	-	Average treasury shares of the period	12	5	6
	-	Share buyback program (average)	18	28	14
	=	Earning (loss) per share (euros)	1.27	1.29	0.96
Additionally, for management purposes, the adjusted earning (loss) per share is presented. As observed in the relevant tables, there is no difference between the numerator of the Earning (loss) per share and the Adjusted Earning (loss) per share.

Adjusted earning (loss) per share
			Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos	7,335	7,675	5,718
Denominator (millions)	+	Number of shares outstanding ⁽¹⁾	5,763	5,838	5,838
	-	Average treasury shares of the period	12	5	6
	=	Adjusted earning (loss) per share (euros)	1.28	1.32	0.98
⁽¹⁾ For the periods January-December 2023 and January-September 2023, the number of shares in circulation takes into account the amortization of the two share repurchase programs executed in 2023. For the period January-September 2024, the number of shares in circulation takes into account the amortization of the buyback program executed in 2024.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector. In addition, it is a relevant metric for one of the six Strategic Priorities of the Group.

Efficiency ratio
			Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (Millions of euros)	+	Operating expenses	10,189	12,308	9,241
Denominator (Millions of euros)	+	Gross income	26,161	29,542	22,104
=		Efficiency ratio	38.9%	41.7%	41.8%
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding - Treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share
			30-09-24	31-12-23	30-09-23
Numerator (Millions of euros)	+	Shareholders' funds ⁽¹⁾	70,536	67,955	65,963
	+	Accumulated other comprehensive income	(17,647)	(16,254)	(16,213)
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,838	5,965
	-	Treasury shares	11	4	7
	-	Share buyback program ⁽²⁾	—	—	123
	=	Book value per share (euros / share)	9.19	8.86	8.53
⁽¹⁾ At the close of September 2023, the deduction for an amount of €1,000m corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, whose execution started on October 2, 2023.
⁽²⁾ At the close of September 2023, the estimated shares pending from buyback corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, executed between October 2, 2023, and November 29, 2023..
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding - Treasury shares
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

58
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and excluding the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-09-24	31-12-23	30-09-23
Numerator (Millions of euros)	+	Shareholders' funds ⁽¹⁾	70,536	67,955	65,963
	+	Accumulated other comprehensive income	(17,647)	(16,254)	(16,213)
	-	Intangible assets	2,322	2,363	2,310
Denominator (Millions of shares)	+	Number of shares outstanding	5,763	5,838	5,965
	-	Treasury shares	11	4	7
	-	Share buyback program ⁽²⁾	—	—	123
	=	Tangible book value per share (euros / share)	8.79	8.46	8.13
⁽¹⁾ At the close of September 2023, the deduction for an amount of €1,000m corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, whose execution started on October 2, 2023.
⁽²⁾ At the close of September 2023, the estimated shares pending from buyback corresponding to the share buyback program approved by the BBVA Board of Directors on July 2023 is included, executed between October 2, 2023, and November 29, 2023..
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 317 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost" and "contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		30-09-24	31-12-23	30-09-23
Numerator (Millions of euros)	NPLs	15,327	15,305	14,864
Denominator (Millions of euros)	Credit Risk	461,408	448,840	444,984
=	Non-Performing Loans (NPLs) ratio	3.3%	3.4%	3.3%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:
17 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		30-09-24	31-12-23	30-09-23
Numerator (Millions of euros)	Provisions	11,457	11,762	11,751
Denominator (Millions of euros)	NPLs	15,327	15,305	14,864
=	NPL coverage ratio	75%	77%	79%
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Sep.2024	Jan.-Dec.2023	Jan.-Sep.2023
Numerator (Millions of euros)	Annualized loan-loss provisions	5,623	4,345	4,181
Denominator (Millions of euros)	Average loans to customers (gross)	395,803	378,402	376,106
=	Cost of risk	1.42%	1.15%	1.11%
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Ángeles Peláez Morón
Name:	María Ángeles Peláez Morón
Title:	Head of Accounting & Regulatory Reporting
Date:	October 31, 2024
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.